Form 20-F
period 2024-09-30
QMMM Holdings Ltd
filed 2025-01-27
CIK 1971542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-42183

QMMM Holdings Limited

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of principal executive offices)

Wing Kam (Eric) Yeung

Tel: +(852) 3549-6889

Email: info@qmmm.io

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	QMMM	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 17,206,342 ordinary shares issued and outstanding as of January 22, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

2

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“QMMM Holdings,” “QMMM,” “we,” “us,” “our company,” “the Company,” “Registrant,” and “our” are to QMMM Holdings Limited, a Cayman Islands exempted company with limited liability incorporated on July 29, 2022, and its directly and indirectly owned subsidiaries;

●	“Quantum Matrix” are to Quantum Matrix Limited, which was incorporated under the laws of Hong Kong on March 20, 2014 and is a wholly owned operating subsidiary of Grade A Global Limited, a British Virgin Islands business company, which itself is a wholly owned subsidiary of QMMM Holdings;

●	“ManyMany Creations” are to ManyMany Creations Limited, which was incorporated under the laws of Hong Kong on June 15, 2005 and is a wholly owned operating subsidiary of Witty Time Holdings Limited, a British Virgin Islands business company, which itself is a wholly owned subsidiary of QMMM Holdings;

●	“Ordinary Share(s)” are to the ordinary shares of QMMM Holdings with a par value of US$0.0001 per share;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“HK$” or “HKD” are to the Hong Kong dollar, the legal currency of Hong Kong;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

Summary of Key Risks

Risks Related to Our Business

●	If we fail to upgrade, enhance and expand our technology and services to meet customer needs and preferences, the demand for our solutions and services may materially diminish.

●	We incurred net losses in the year ended September 30, 2023 and 2024, and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	We have developed our Quantum Fit and Quantum Human solutions. If the market for Quantum Fit and Quantum Human solutions deceases or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

●	The prices and fees of our production and services may decrease from time to time due to technological advancement, which may in turn adversely affect our profitability.

●	The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus including lockdowns of cities, business closures, restrictions on travel and emergency quarantines, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, have caused significant disruptions to the global economy and normal business operations. Our results might be significantly impacted by new lockdowns or similar policies adopted in Hong Kong or by other jurisdictions in which we may operate.

●	High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

●	Third parties may, from time to time, assert or claim that we infringed their intellectual property rights, and any failure to protect our intellectual property rights could have a material adverse impact on our business.

●	Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

Risks Relating to Doing Business in Hong Kong

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on their operations and/or the value of the securities we are registering for sale.

●	There are significant regulatory, liquidity, and enforcement risks to investors that our corporate structure and being based in or having the majority of the Company’s operations in Hong Kong. We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations. For example, there are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities we are registering for sale. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks relating to the economic, political, legal and social conditions in Hong Kong .

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our operating subsidiaries in Hong Kong.

Risks Relating to Our Ordinary Shares and IPO

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	The market price for our Ordinary Shares may be volatile.

●	Our chief executive officer, Mr. Bun Kwai may continue to be able to exert significance influence over our company following this offering, and his interests may be different from or conflict with those of the holders of our Ordinary Shares.

●	We are not likely to pay cash dividends in the foreseeable future.

●	The future sales of Ordinary Shares by existing shareholders, may adversely affect the market price of our Ordinary Share.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law may provide substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Risks Relating to Our Business

If we fail to upgrade, enhance and expand our technology and services to meet customer needs and preferences, the demand for our solutions and services may materially diminish.

Our businesses operate in industries that are subject to rapid technological advances and changing customer needs and preferences. In order to remain competitive and responsive to customer demands, we continually upgrade, enhance, and expand our technology, solutions and services. If we fail to respond successfully to technology challenges and customer needs and preferences, the demand for our solutions and services may diminish. In addition, investment in product and service development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product and service development. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in products the market will accept. In addition, our business could be adversely affected in periods surrounding our new product and service introductions if customers delay purchasing decisions to evaluate the new product and service offerings. Furthermore, we may not execute successfully on our product and service development strategy, including because of challenges with regard to planning and timing and technical hurdles that we fail to overcome in a timely fashion. Other risks include the following:

●	our product and service planning efforts may fail to result in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product and service plans into commercially feasible products and services;

●	our new technologies or new products and services may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product and service planning and research and development;

●	Our products and services may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate next-generation technologies or changes in customer preferences or to timely develop new or enhanced products and services in response could result in decreased revenue and market share. In particular, we may experience difficulties with design, development, marketing or receiving orders from customers, which could result in excessive research and development expenses and capital expenditure, delays or prevent our introduction of new or enhanced products and services. Furthermore, our research and development efforts may not yield the expected results or may prove to be futile due to the lack of market demand.

We incurred net losses in the year ended September 30, 2023 and 2024, and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We incurred net a loss of $1,580,198 for the year ended September 30, 2024. As of September 30, 2024, the Company had an accumulated deficit of $2,513,747; its net cash used in operating activities for the year ended September 30, 2024 was $6,250,549. While our auditors have substantial doubt as to our ability to continue as a going concern, based on our revenue projection and commitment from the Company’s major shareholders in funding any working capital deficit, we believe we will have the ability to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We believe that the proceeds from this offering will be sufficient to fund our operations for the foreseeable future. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that the Company requires additional funding to finance its operations, the Company’s major shareholders have indicated their intent and ability to provide such financial support, however, there is no assurance such funding will be available when the Company needs it in the future.

We have developed our Quantum Fit and Quantum Human solutions. If the market for Quantum Fit and Quantum Human solutions deceases or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

Historically, our revenue has been primarily derived from the sales of digital advertising services and solutions primarily used for advertising and marketing campaigns. We have developed our patented Quantum Fit technology as a real-time virtual auto-fit solution in the fashion and apparel industry and our patented Quantum Human technology as a high-fidelity avatar creation solution for a wide range of events, entertainment, and virtual activity. We have also developed our technology solutions for interactive design, which is applicable in attractions and fashion industry e.g. use of avatar creation solution and virtual apparel production in fashion show, STEAM/STEM based projects in theme park, as well as any venue based interactive digital experience. In, 2023 and 2024, sales of our Quantum Fit and Quantum Human solutions generated approximately US$216,109 and US$200,873 which accounted for approximately 7.7% and 7.4% of our total revenue, respectively.

If the market for any of the above-mentioned solutions deceases or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers. Similarly, if we cannot maintain the scale and profitability of our auto-fit and avatar creation solutions for our customers and, at the same time, successfully expand our business in other application markets, our business, results of operations, financial condition and prospects will suffer. Furthermore, brand image deterioration and margin squeeze caused by increased operating costs, declining economic returns or pricing competition for our solutions could all have a material and adverse effect on our business, results of operations and financial condition.

We face risks associated with the expansion of our business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected.

We intend to grow our business in part by expanding our sales network and operations internationally beyond Hong Kong. Our expansion plans include possibly establishing offices for sales, research and development and other operations in Asia, Europe, the Middle East, and the United States. However, there are risks associated with such global expansion plans, including:

●	high costs of investment to establish a presence in a new market and manage international operations;

●	competition in unfamiliar markets;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	competitors in the overseas markets may be more dominant and have stronger ties with customers and greater financial and other resources;

●	challenges in managing our international sales channels effectively;

●	difficulties in and costs of productions and services overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control in the United States and regulators in other countries and regions, on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions where we operate; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and PRC as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

If we are unable to effectively manage such risks, we may encounter difficulties in our overseas expansion plans and our business, reputation, results of operations and financial condition may be impaired.

The prices and fees of our production and services may decrease from time to time due to technological advancement, which may in turn adversely affect our profitability.

The digital media, virtual reality, virtual apparel, digital advertising, virtual apparel and animation design industries are characterized by rapid launches of new products, services, continuous technological advancements, and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the fees of productions and services over time. Because we compete in an environment of rapidly-evolving technology advancement and market trends, we may need to lower the price and fee of our productions or services to gain stronger market competitiveness. If the prices and fees of our productions and services unusually or significantly decrease, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high quality of our production and services, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our productions and services. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our revenue and profit sustainability depend on our ability to maintain our competitiveness through providing high quality services.

We have been conducting business in the digital media, virtual reality, virtual apparel and animation design industries for more than 18 years. We recorded revenue of approximately US$2.7 million and US$2.8 million, respectively and loss of approximately US$1.6 million and US$1.3 million, respectively for the years ended September 30, 2024 and 2023, respectively. The sustainability of our revenue and profit will depend on the ability to maintain our competitiveness by delivering high quality and innovative products and services.

The competition within the digital media, virtual reality, virtual apparel, digital advertising, and animation design industries is intense. Our competitors and new market entrants may increase in the future resulting in intensified price competition, which could in turn adversely affect our bargaining power in terms of fees charged and consequently our results of operations and prospects. Our market position may be hampered by intensified competition in the form of better products and services and/or price reductions by our competitors. Any failure to maintain our high quality products and services at competitive pricing could have a material adverse effect on our business, operating results and financial condition.

We have incurred net profits and positive cash flows from operating activities in the past, however, we may not continue to achieve or sustain profitability.

We had net loss of $1,580,198 and $1,291,229 in 2024 and 2023, respectively. However, we cannot assure you that we will be able to continue to generate net profit from operating activities in the future. Our ability to achieve continued profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a stable growth performance, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus including lockdowns of cities, business closures, restrictions on travel and emergency quarantines, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, have caused significant disruptions to the global economy and normal business operations. Our results might be significantly impacted by new lockdowns or similar policies adopted in Hong Kong or by other jurisdictions in which we may operate.

Our operating results substantially depend on revenue derived from digital advertising and marketing production projects. The measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended work during the outbreak of COVID-19. One or more of our customers, partners, service providers or suppliers might experience financial distress, diminished business or disruptions in their operation, which would in turn cause them to reduce spending on advertising and delay or defaults on payment. The efforts enacted by local government to control COVID-19 have had heavy pressure on our operations, marketing and sales activities. Our business operation might be negatively affected if there is any new variant and outbreak of the COVID-19. Any potential further impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the new variants of COVID-19, the efficacy and distribution of COVID-19 vaccines and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

Our business requires significant financial resources, but we may not be able to obtain it in a timely manner and on favorable terms or at all.

We had a net loss of $1,580,198 and $1,291,229 for 2024 and 2023, respectively. We have in the past financed our working capital needs primarily with capital contributions and loans from shareholders.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product and service offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the liquidity of international capital and lending markets. In addition, our loan agreements may contain financial covenants that restrict our ability to incur additional indebtedness or to distribute dividends. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. We cannot assure you that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our Ordinary Shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, results of operations and financial condition.

We may not be able to price our products and services at our desired margins as a result of any decrease in our bargaining power or changes in market conditions.

We set prices for our products and services based on various internal and external factors, such as the cost of production, the technological contents of our products, market conditions, and competition we face. Our ability to set favorable prices at our desired margins and accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other providers, decreases in prices and fees to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products and services, we may need to reduce the prices and fees and lower the margins of our productions and services. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production to our customers. As a result, our results of operations and financial condition could be materially and adversely affected.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

Our customers consist almost exclusively of enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2024 and 2023, respectively, we generated approximately 25.7% and 21.1% of our total revenues from our largest customer and approximately 64.8% and 68.5% from our top five largest customers. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers exposes us to the risk of substantial losses if any of them reduces or ceases doing business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	an overall decline in the business of one or more of our significant customers;

●	the decision by one or more of our significant customers to switch to our competitors;

●	the reduction in the prices and fees of our productions and projects agreed by one or more of our significant customers;

●	the failure or inability of any of our significant customers to make timely payment for our productions and projects; or

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Currently, we have 2 continuing projects of advertising and marketing productions in our pipeline that we have signed orders and agreements with our customers and we expect to complete these projects in the next six months to two years. If we are unable to complete these projects according to the orders/agreements, our cash flow, liquidity and capital resources will be materially and adversely affected.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

Advances in technologies have led to increased demand for digital media advertising and virtual avatar & virtual apparel business. We intend to broaden our product offerings to design and develop solutions covering more application scenarios, including vision computing and privacy computing. We are committed to investing in new product development in order to stay competitive in our markets. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

Our success depends on our key management personnel.

Our success is largely attributable to the continued commitment and contribution of our executive directors and senior management. Their extensive knowledge and experience in the digital media, virtual reality, virtual apparel, digital advertising, and animation design, as well as their established relationships with our customers have played a major role in our attainments. Mr. Bun Kwai and Mr. Chun San Leung each has over 19 years of experience in the digital media, virtual reality, virtual apparel, digital advertising, and animation design industry. Other than our executive directors, our senior management team, Ms. Fung Kuen Constance Li, Mr. Siu Kei Tse and Ms. Mei Yee Li, who possess over 18, 19 and 18 years’ experience in computer animation, advertising, and film industries, respectively, also play an important role in the daily operation of the Company.

There is no assurance that we will be able to retain these key personnel, and the loss of any of them without suitable and timely replacements, or the inability to attract and retain qualified personnel may adversely affect our business, results of operations, financial positions and prospects.

We may encounter difficulties in recruiting and retaining key personnel.

Our future growth and success depend to a significant extent on the continuing service and contribution of our information technology engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to our Quantum Fit and Quantum Human solutions. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

Failure of our subcontractors to perform as anticipated could have a negative impact on our results.

We subcontract portions of some of our contracts to specialty subcontractors, such as the release and display of commercial, but we are ultimately responsible for the successful completion of the projects. Although we may require insurance or guarantees, we may not always be successful in obtaining such protections from certain subcontractors. We might be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity, and the total costs of a project could exceed our original estimates and we could experience reduced profits, damage to our reputation or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows and liquidity.

We may face difficulties in protecting our intellectual property rights.

We rely on our intellectual property rights, and in particular, our patents, software copyrights. Even though we have successfully registered certain of our intellectual property rights in Hong Kong, it may be possible for a third party to imitate or use our intellectual property rights without authorization. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products and services from the others in the market. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will continue to apply for protection of our intellectual property rights. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in Hong Kong or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights.

In addition, we may, from time to time, enter into cooperation agreements with third-party partners to develop new products and services. Depending on the specific terms of each cooperation agreement, we may solely own or share with such partners the intellectual property developed under such agreement. Although we typically will enter into confidentiality agreements with our cooperation partners for the protection of our intellectual property, they may not protect our intellectual property with the same degree of care as we do, even in the case where they own part of the intellectual property. Such cooperation may expose us to risks of misuse or misappropriation of our intellectual property by third parties. We may also find it difficult to assert or claim that third parties infringed our intellectual property rights due to the fault of our cooperation partners, which may lead to unraveling relationships between our cooperation partners and us.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

Third parties may, from time to time, assert or claim that we infringed their intellectual property rights, and any failure to protect our intellectual property rights could have a material adverse impact on our business.

We operate in an industry where players own a large number of patents and other intellectual property rights that are material to operations and will vigorously pursue, protect and defend these rights. Our competitors or other third parties may allege to own intellectual property rights and interests that could potentially conflict with our own. It is difficult to monitor all the patent applications and other intellectual property registrations or applications that may be filed in Hong Kong or in other relevant jurisdictions. If we offer products or services that may potentially infringe on such pending applications or granted IP rights, third parties may initiate intellectual property infringement claims against us.

As we expand our operations with new products/services and into new markets, the chances of encountering infringement claims by third parties will increase. We may incur substantial costs in defending or settling such disputes and such actions could divert significant resources and management attention. If any such claim against us is successful, we may not have a legal right to continue to use such technologies and provide the relevant products/service that are found to have incorporated or used the disputed intellectual property. The success of such claims may also result in an increase in our costs, including additional royalties, licensing fees or further research and development costs to develop non-infringing alternatives, and negatively affect our profitability. Moreover, such claims, whether successful or not, may cause significant damage to our reputation and a loss of customers, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cybersecurity risks in our supply chain to date. However, any of these developments could have a material adverse effect on our business, results of operations and financial condition.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected.

We use information systems to obtain, process, analyze and manage data crucial to our business such as our information technology and production systems. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our designs and projects as well as manage our research and development activities, production and control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. We cannot assure you that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

Both ManyMany Creations and Quantum Matrix carry business interruption insurance, public liability insurance, personal accident insurance and employees’ compensation insurance policies. ManyMany Creations also maintains a private motor car insurance. We consider our insurance coverage to be adequate and in line with that of other companies in the same industry of similar size in Hong Kong. However, as a result the Company may incur uninsured losses, and any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to comply with labor and work safety, we could be exposed to penalties, fines, suspensions or action in other forms.

Our operations are subject to the labor and work safety laws and regulations promulgated by the Hong Kong government and the laws and regulations of other jurisdictions which may be applicable to us. These laws and regulations require us to contribute to mandatory provident fund and maintain safe working conditions. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in Hong Kong may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase, and we may suffer a decline in sales and revenues, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, WWC, P.C, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2023 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and Hong Kong could affect the listing status and trading our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our securities.

Our information technology (IT) system may not perform as anticipated and is vulnerable to damage and interruption, which may lead to leakage of personal data of the end-users of our customers.

The efficient operation of our business is dependent on the stability and performance of our IT system.

We have in our possession some personal data related to the end users of our customers. We are obliged to keep all personal data in our possession in accordance with data protection laws and regulations in Hong Kong and other jurisdictions of our customers. If our IT system experiences any functional problems or there is any failure of our IT system due to power outages, hacker attacks, computer viruses, security breaches or errors in usage by our internal employees causing any breach of confidentiality by us or any failure to comply with the protection, collection, use and disclosure of personal data as prescribed under the relevant laws and regulations, resulting in personal data being leaked to or obtained by third parties, our reputation will be in jeopardy which could lead to loss of our major customers. The end-users of our customers may also take legal action against us for damages that may have arisen therefrom. For details of the regulatory framework and penalties in relation to personal data protection, see “Regulations” below.

The internal controls that we have implemented to safeguard the security and confidentiality of our customer database may not effectively prevent leakage of personal data or unauthorized access to our customer database under all circumstances. If such incident happens, we may be subject to claims, investigations, and legal proceedings for breach of personal data privacy laws and regulations in Hong Kong and other jurisdictions, which would divert substantial time, effort and resources to handle. In the event of any such breach, our business operations, financial results and reputation would be adversely affected.

Our businesses collect, host, store, transfer, process, disclose, use, secure and retain and dispose of personal and business information, and a security or privacy breach may damage or disrupt our businesses, result in the disclosure of confidential information, damage our reputation, increase our costs, cause losses and materially adversely affect our results of operations.

In connection with our business, we collect, host, store, transfer, process, disclose, use, secure and retain and dispose of personal and business information about our customers, our vendors and our employees, contractors and temporary staff, including payroll information, health care information, personal and business financial data, identity card numbers, bank account numbers, tax information and other sensitive personal and business information.

We devote significant resources to safeguard the personal and business information in our possession and maintain and regularly update our systems and processes. Nonetheless, attacks on information technology systems continue to grow globally in frequency, complexity and sophistication, and we may be targeted by unauthorized parties using malicious tactics, code and viruses. Certain of these malicious parties may be state-sponsored and supported by significant financial and technological resources. Although this is a global problem, it may affect our businesses more than other businesses because malevolent parties may focus on the amount and type of personal and business information that our businesses collect, host, store, transfer, process, disclose, use, secure and retain and dispose of.

We have programs and processes in place to prevent, detect and respond to data or cyber security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, are increasingly more complex and sophisticated and may be difficult to detect for long periods of time, we may be unable or fail to anticipate these techniques or implement adequate or timely preventive or responsive measures. Our ability to address cyber security incidents may also depend on the timing and nature of assistance that may be provided from relevant government or law enforcement agencies. Hardware, software, applications or services that we develop or procure from third parties, or are required by third parties such as foreign suppliers to install on our systems, may contain defects in design or manufacture or other problems that could (or, in respect of third-party software, may be designed to) compromise the confidentiality, integrity or availability of data on our systems. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other methods of deceiving these third parties or our personnel, including phishing and other social engineering techniques whereby attackers use end-user behavior to distribute computer viruses and malware into our systems or otherwise compromise the confidentiality, integrity or availability of data on our systems. As these threats continue to evolve and increase, we continue to invest resources, and may be required to invest significant additional resources, to modify and enhance our information security and controls and to investigate and remediate any security vulnerabilities. In addition, while our operating environments are designed to safeguard and protect personal and business information, we may not have the ability to monitor the implementation or effectiveness of any safeguards by our customers, vendors or partners and, in any event, third parties may be able to circumvent those security measures. Information obtained by malevolent parties resulting from successful attacks against our customers, vendors, partners or other third parties may, in turn, be used to attack our information technology systems.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, or similar act by a malevolent party, or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or the theft of customer or end-user data, and could have a materially adverse effect on our business or results of operations or that of our customers, resulting in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve customers, or cause current or potential customers to choose another service provider. As the global cyber-environment grows increasingly hostile, the security of our operating environment is ever more important to our customers and potential customers. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our customers or potential customers and cause them to choose another service provider, which could have a materially adverse effect on our business.

Although we believe that we maintain a robust program of information security and controls and none of the data or cyber security incidents that we have encountered to date have materially impacted us, a data or cyber security incident could have a materially adverse effect on our business, results of operations, financial condition and reputation.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

After closing of the initial public offering on July 22, 2024, we have become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2025, the first fiscal year beginning after our initial public offering. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We operate in a highly competitive market.

The digital media, virtual reality, virtual apparel, digital advertising, and animation design industries in Hong Kong are highly competitive/fragmented and there are several market players in these industries. While we do not believe that any of our competitors currently has an advantage over us, there is no assurance that our competitors will not develop the expertise, experience and resources necessary to provide services that are better in quality and/or more competitive in pricing compared to our services. Failure to maintain or enhance our competitiveness within the industry or maintain our customer base may adversely affect our financial performance and profitability.

Failure to comply with, or changes in, laws and regulations applicable to our businesses could have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Our business is subject to a wide range of complex laws and regulations, including, but not limited to, the laws and regulations described in the “Regulations” section. Failure to comply with laws and regulations applicable to our operations or customer solutions and services could cause us to incur substantial costs or could result in the suspension or limitation, suspension of services, the imposition of consent orders or civil and criminal penalties, including fines, and lawsuits, including class actions, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

In addition, changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. According to our Hong Kong legal counsel, we have obtained all requisite licenses, permits and approvals for our business operations in Hong Kong including the business registration certificates for our operating entities.

If the government of Hong Kong imposes any new or further licensing requirements, we may incur extra costs and human resources in complying with such requirements, laws and/or regulations and our business may be materially affected and we cannot guarantee that we will be able to obtain such licenses, if required. We cannot assure that there will not be any changes in the regulatory environment in respect of the digital media, virtual reality and animation design industries in Hong Kong, which may be unfavorable to us.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services is subject to Hong Kong and foreign privacy, data protection and cyber security laws and ordinances. These laws and ordinances, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, customers, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries.

We believe that providing insights from data, including artificial intelligence and machine learning, will become increasingly important to the value that our solutions and services deliver to our customers. However, the ability to provide data-driven insights may be constrained by current or future regulatory requirements or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

Complying with privacy, data protection and cyber security laws and requirements may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. As a result, even the perception of noncompliance, whether or not valid, may damage our reputation.

Risks Relating to Doing Business in Hong Kong

We rely on dividends and other distributions on equity paid by our operating entities in Hong Kong to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our operating entities to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and we rely on dividends and other distributions on equity paid by our operating entities in Hong Kong for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation – Hong Kong Taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from QMMM to the operating entities or from the operating entities to QMMM, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating entities. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on their operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating entities being based in Hong Kong and having all of their operations in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong in the future, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to our operating entities in Hong Kong, and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our operating entities were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our operating entities might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and\or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, which would likely result in a material change in our operations and/or a material change in the value of the securities QMMM is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operating subsidiaries’ operations at any time could result in a material change in our operating subsidiaries’ operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

QMMM is a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands with two subsidiaries operating and based in Hong Kong. As of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of QMMM are based in Hong Kong and are not mainland China citizens. All of our revenues and profits are generated by our operating entities in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC counsel, Guangdong Wesley Law Firm, as of the date of this prospectus, we would not be subject to filing requirements with the CSRC under Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”).

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. We believe we are fully in compliance with the regulations or policies that have been issued by the CAC to date. As advised by our Chinese counsel, Guangdong Wesley Law Firm, that the Company and its subsidiaries are not subject to the regulations and rules issued by CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a Chinese domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens, all of our assets are located in Hong Kong and all of our revenues and profits are generated by our subsidiaries in Hong Kong. We are advised by our Chinese counsel, Guangdong Wesley Law Firm, that the Company is not subject to the New Overseas Listing Rules.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. As of the date of this prospectus, as confirmed by our PRC counsel, Guangdong Wesley Law Firm, these new laws and guidelines have not impacted the Company’s ability to conduct its business, offering securities to foreign investors, or list and trade on a U.S. or other foreign exchange. The Company is headquartered in Hong Kong and it owns 100% equity interest of all its subsidiaries in Hong Kong and does not have a VIE structure. The operating subsidiaries of the Company provide digital media advertising services and marketing production services in Hong Kong and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security of China and they don’t have documents and materials which may adversely affect national security or public interests of China. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors or cause the value of our Ordinary Shares to significantly decline or be worthless.

As of the date of this prospectus, we are advised by Hong Kong counsel, David Fong & Co., that the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. However, if we did become subject to PRC laws/authorities, we could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer being able to conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We currently have no operation or subsidiary in China, we or our subsidiaries are not required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which are confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Also, we or our subsidiaries, are not covered by permissions requirements from CSRC, CAC or any other governmental agency. We have received all requisite permissions or approvals, i.e. certificates of incorporation and business registration certificates that have been obtained by ManyMany Creation and Quantum Matrix in Hong Kong, for our business operations and no permission or approval has been denied. If we or any of our subsidiaries do not receive or maintain permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. Expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of the Company.

Furthermore, we cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and our overall business, results of operations and financial condition may be adversely affected.

If there is any material adverse change in the general economic, political and legal developments in Hong Kong, our operations and financial position may be adversely affected.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our operating subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

There are some political risks associated with conducting business in Hong Kong.

Our business operations are principally in Hong Kong. Accordingly, our business and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive all of our revenue from operations in Hong Kong and, specifically, from ManyMany Creations and Quantum Matrix. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of our operating subsidiaries. Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operating subsidiaries’ operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Risks Related to our IPO and Ownership of our Ordinary Shares

Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.

If we or our existing shareholders, our directors or their affiliates or certain of our executive officers, sell a substantial number of our ordinary shares in the public market, including the Resale Shares once issuable upon exercise of the Pre-Funded Warrant and Ordinary Warrants, the market price of our ordinary shares could decrease significantly. The perception in the public market that we or our shareholders might sell our Ordinary Shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities.

We have made significant offerings of our ordinary shares in the past and may do so again in the future.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong that have listed their securities in the United States. A number of Hong Kong companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Hong Kong companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in digital media advertising, virtual avatar & virtual apparel technology services markets;

●	our capability to catch up with the technologies and innovations in the industry;

●	changes in the economic performance or market valuations of other digital media advertising, virtual avatar & virtual apparel technology services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between HK$ and the U.S. dollar; and

●	general economic or political conditions in Hong Kong and Asia.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Our chief executive officer, Mr. Bun Kwai may continue to be able to exert significance influence over our company following this offering, and his interests may be different from or conflict with those of the holders of our Ordinary Shares.

Our Chairman of the Board and Chief Executive Officer, Mr. Bun Kwai through Fortune Wings Ventures Limited, a British Virgin Islands business company wholly owned by Mr. Kwai, controls approximately 47.97% of the voting power of our Company as at the date of this prospectus. In addition to the elections of our directors, Mr. Kwai is and may continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Kwai’s interests might not always be aligned with the interests of our other shareholders. Without the consent of Mr. Kwai, we could be prevented from entering into potentially beneficial transactions if such transactions conflict with our principal shareholder’s interests. As an officer of the Company, Mr. Kwai owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, Mr. Kwai is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders.

Certain recent initial public offerings of companies with smaller public floats have experienced extreme stock price and volume fluctuations seemingly unrelated to company performance. Such volatility, if occurs to us, may make it difficult for prospective investors to assess the rapidly changing value of our shares.

Certain recent instances of extreme stock price and volume fluctuations have been seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. We anticipate that the trading price of our shares following this offering is likely to be volatile, and our shares may be subject to rapid and substantial price volatility. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects and may distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our shares of common stock, regardless of our actual or expected operating performance. If we encounter such volatility, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our shares of common stock and understand the value thereof.

We also anticipate that our shares are likely to be more sporadically and thinly traded than that of larger, more established companies with larger public floats. As a consequence of this lack of liquidity, the trade of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price of our shares could, for example, decline precipitously in the event that a large number of our shares are sold on the market without commensurate demand as compared to a larger, more established issuer that could better absorb those sales without adverse impact on its stock price.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The future sales of Ordinary Shares by existing shareholders, may adversely affect the market price of our Ordinary Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The Ordinary Shares registered for resale as part of the Resale Prospectus, once registered, will constitute a considerable percentage of our public float. Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares. Despite such a decline in the public trading price, certain Selling Shareholders may still experience a positive rate of return on the Ordinary Shares due to the lower price that they purchased the Ordinary Shares compared to other public investors and may be incentivized to sell their Ordinary Shares when others are not.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries, which may from time to time, be subject to restrictions on its ability to make distributions to us.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current Memorandum and Articles of Association and by the Companies Act (as revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands may have a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. Most of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot continue to satisfy rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even though we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we were to be or become a PFIC for any taxable year during which a U.S. taxpayer holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in a public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering on July 22, 2024, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering on July 22, 2024, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Historical Structure

QMMM Holdings Limited (“QMMM Holdings” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on July 29, 2022 as a holding company. The Company, through its wholly owned subsidiaries, engages in digital media advertising and marketing production services in Hong Kong.

The Company is the parent company of (i) Grade A Global Limited, a British Virgin Islands business company incorporated on July 5, 2022, which in turn wholly owns Quantum Matrix Limited, a Hong Kong company; and (ii) Witty Time Holdings Limited, a British Virgin Islands business company incorporated on July 5, 2022, which in turn wholly owns ManyMany Creations Limited, a Hong Kong company. The Company wholly owns each of Grade A Global Limited and Witty Time Holdings Limited.

ManyMany Creations Limited was incorporated in Hong Kong on June 15, 2005.

Quantum Matrix Limited was incorporated in Hong on March 20, 2014.

On July 18, 2022, ManyMany Creations, Quantum Matrix, MSB Global Capital Corp. (“MSB”) and Mr. Bun Kwai entered into a Project Agreement. Pursuant to the Project Agreement, Mr. Kwai shall sell and MSB shall purchase (1) 3,000 Ordinary Shares of Quantum Matrix and (2) 3,000 Ordinary Shares of ManyMany Creations, at the consideration of US$1,000 in return for a shareholder’s loan made or caused to be made by MSB. The loans is to be used as payment for the professional fees for the listing project as ManyMany Creations and Muantum Matrix were seeking to list on Nasdaq Stock Exchange.

After the share transfer above, Quantum Matrix and ManyMany Creations were owned entirely by Mr. Bun Kwai and MSB Infinitus Limited, a British Virgin Islands business company and a wholly owned subsidiary of MSB Global Capital Corp. Mr. Kwai owned seven thousand (7,000) Ordinary Shares of each of Quantum Matrix and ManyMany Creations; and MSB Infinitus Limited owned three thousand (3,000) Ordinary Shares of each of Quantum Matrix and ManyMany Creations. The 10,000 shares of each of Quantum Matrix and of ManyMany Creations constitute all the issued and outstanding shares of each of Quantum Matrix and ManyMany Creations, respectively.

On July 29, 2022, QMMM Holdings was incorporated in the Cayman Islands, and one ordinary share was issued to International Corporation Services Ltd as a nominee shareholder. On August 10, 2022, International Corporation Services Ltd. transferred its share to Mr. Bun Kwai and caused an additional 9,999 Ordinary Shares to be issued to Mr. Kwai, totalling 10,000 Ordinary Shares to Mr. Kwai. On November 14, 2022, Mr. Kwai transferred 3,000 shares to Lasting Success Holdings, a British Virgin Islands business company and wholly owned subsidiary of MSB Infinitus Limited.

On February 24, 2023, Mr. Bun Kwai and MSB Infinitus Limited exchanged their combined 10,000 shares in each of Quantum Matrix and ManyMany Creations for 14,990,000 shares in QMMM Holdings, of which 10,493,000 shares of QMMM Holdings were issued to Mr. Kwai and 4,497,000 shares in QMMM Holdings were issued to Lasting Success Limited, a wholly owned subsidiary of MSB Infinitus Limited. As a part of the share exchange, Grade A Global, a wholly owned subsidiary of the Company, received the 10,000 shares in Quantum Matrix, and Witty Time Holdings, a wholly owned subsidiary of the Company, received the 10,000 shares in ManyMany Creations. After the share exchange Mr. Kwai totally owns 10,500,000 Ordinary Shares of QMMM Holdings and Lasting Success Limited owns 4,500,000 Ordinary Shares of QMMM Holdings; and (iii) QMMM Holdings, through its subsidiaries Grade A Global Limited and Witty Time Holdings Limited, wholly owns Quantum Matrix and ManyMany Creations.

On May 17, 2023, the shareholders of the Company adopted the Amended and Restated Articles of Association to effect a subdivision and each issued and unissued share of a par value of US$0.001 in the share capital of the Company are subdivided into 10 shares of a par value of US$0.0001 each. As a result of the 10 for 1 share subdivision, the Company’s total authorized share capital is US$50,000 divided into 500,000,000 shares with a par value of US$0.0001 each, and the Company’s issued and outstanding Ordinary Shares increased from 15,000,000 shares to 150,000,000 shares. In addition, after the share subdivision, all existing shareholders agreed to surrender to the Company, 90% of their post-subdivision shares (a total 135,000,000 Ordinary Shares) for no consideration, which can be reissued by the Company in the future. The issued ordinary share is 15,000,000 shares of par value of US$0.0001 each.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Indirect or Direct Ownership	Principal Activities
Grade A Global Limited	July 5, 2022	British Virgin Islands	100%	Holding Company
Witty Time Holdings Limited	July 5, 2022	British Virgin Islands	100%	Holding Company
ManyMany Creations	June 15, 2005	Hong Kong	100	Digital Media Advertising and Marketing Production Services

Quantum Matrix	March 20, 2014	Hong Kong	100	Digital Media Advertising and Marketing Production Services

On July 18, the Company entered into an underwriting agreement with WallachBeth Capital, LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,150,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 322,500 ordinary shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274887), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on July 1, 2024.

On July 22, 2024, the Company closed its initial public offering of 2,150,000 of the Company’s Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 2,150,000 ordinary shares at an offering price of $4.00 per share for gross proceeds of $8.6 million. The ordinary shares sold consisted of 2,150,000 ordinary shares of the Company pursuant to the Underwriter’ firm commitment with no over-allotment exercised by the Underwriter. A final prospectus relating to this Offering was filed with the Commission on July 22, 2024.

On August 2, 2024, WallachBeth Capital, LLC, as the representative of the underwriters in the initial public offering of QMMM Holdings Ltd., partially exercised its option to purchase an additional 56,342 ordinary shares of the Company at a price of $4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on August 8, 2024. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $8.83 million, before deducting underwriting discounts and other related expenses.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this Report:

Lo , Sin Ying Stella
KWAI Bun
100.00%
100.00%
LASTING SUCCESS HOLDINGS LIMITED (BVI)
FORTUNE WINGS VENTURES LIMITED (BVI)
Other shareholders
8.75%
47.97%
43.27%
QMMM Holdings Limited (Cayman Islands)
100.00%
100.00%
GRADE A GLOBAL LIMITED (BVI)
WITTY TIME HOLDINGS LIMITED (BVI)
100.00%
100.00%
Quantum Matrix Limited (Hong Kong)
MANYMANY CREATIONS LIMITED (Hong Kong)

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

QMMM Holdings Limited’s Offices

Our principal executive offices are located at Unit 1301, Block C, Sea View Estate, 8 Watson Road, Tin Hau, Hong Kong. Our telephone number at this address is + (852) 3549-6889. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is www.qmmm.io. The information contained on our website is not a part of this Report.

B. Business overview

Overview

We are an award-winning digital advertising and marketing production services company. Through our operating subsidiaries ManyMany Creations and Quantum Matrix, we have used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. We have worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, we continue to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. Our clients include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Our wholly owned subsidiary ManyMany Creations has stood out in the industry by breaking through traditional forms of advertising through digital technology. We endeavor to integrate quality concepts with creative digital media technology and provide a one-stop shop for content creativity and production for ad campaigns, TV commercials, online video, 360 video and animation, VR/AR/MR technology, 3D scanning, motion capture, projection mapping and digital façade production.

In March 2014, our wholly owned subsidiary Quantum Matrix was incorporated, which has launched our digital avatar “Quantum Human” and “Quantum Fit” solutions, which we believe is the world’s only avatar technology for mass adoption of virtual identity. As of the date of this prospectus, Quantum Matrix has created over 30,000 digital avatars.

Quantum Matrix owns two patents in Hong Kong, providing among the world’s leading automated avatar creation as well as real-time auto-fitting for virtual fashion & apparel. The first patent is for our method of converting a three-dimensional (3D) scanned object to an avatar. The method contains the steps of conducting a 3D segmentation of the 3D scanned object to obtain segmented results; and adapting a first template to the segmented results to create an avatar. The first template includes a topology, and the adapting step contains the step of mapping the topology of the first template to the segmented results to create the avatar. The invention provides an automated process which requires virtually no human intervention to convert the 3D scanned object to the avatar. The second patent is for our method of automatically fitting an accessory object to an avatar. The method contains the steps of providing an avatar; providing an accessory object; providing a template which the accessory object does not penetrate and fitting the accessory object to the avatar as a result of the template fitted to the avatar. The invention provides an automated process which requires virtually no human intervention to fit an accessory object (e.g. a garment) to the avatar.

These technologies are applied in commercial events, theme-parks, fashion shows, luxury events, entertainment industry, travel-retail, tech platform, among others. In addition, our technologies further provide a strong foundation to develop platforms for social media, entertainment, virtual self-expression, virtual influencers, tradable and sharable digital assets for consumers and creators.

For the fiscal years ended September 30, 2024 and 2023, we had total revenue of $2,698,229 and $2,807,909, respectively, and net loss of $1,580,198 for 2024 and $1,291,229 for 2023, respectively.

Our Services and Fee Structure

ManyMany Creations provides digital advertising services to its customers, including everything from video/ TV commercials, experiential project, to online entertainment, installations and activations. What make ManyMany Creation stands out are its daring attempts in breaking the traditional forms of advertisement and in drilling the use of new technologies. ManyMany Creations integrates quality concepts with creative digital media technology for a new trend in advertising. which include interactive design, animation, art-tech and virtual reality production services. ManyMany Creations generates revenue from digital media advertising services. Revenue from advertising service is derived from contracts with the advertisers. ManyMany Creations provides creative design, content and technological implementation to help advertisers launch their marketing campaigns both online and offline. For these services, ManyMany Creations charges advertisers non-refundable service fees. Payment is usually made in instalments, beginning with a downpayment at project commencement and one or more instalments at specified milestones and/or upon completion of services.

Quantum Matrix mainly provides virtual avatar & virtual apparel technology services in digital media advertising and marketing production and it has developed a patented digital avatar solution called “Quantum Human,” one of the world’s leading avatar technologies for mass adoption of virtual identity. Quantum Matrix has created over 30,000 digital avatars since its inception in 2014. Quantum Matrix also provide a real-time auto-fitting service for virtual fashion & apparel (Quantum Fit). This is where technology comes in to enable a new level of inclusion and diversity in fashion. Virtual try-on and size advice widget offers customers a unique opportunity to try on a variety of looks in an online fitting room by simply choosing a default avatar or by uploading their own photos, which enable consumers to visualize their new looks on their own bodies or on bodies that are very similar to theirs without ever having to physically try on the products in a store. Quantum Matrix provide quantum Human and Quantum Fit related services to customers in theme-parks, entertainment, real estate, banks, travel, retail and tech platform businesses as well as for the fashion shows and luxury events of our customers. Quantum Matrix generates revenue from avatar creation and virtual apparel production services.

The Company is contemplating additional services to social media, virtual self-expression, sharable digital assets and other new platform offerings businesses. These additional fee structures will include subscriptions and pay-per-use fees structure.

Our Customers

Our customers have consisted of international banks, real estate developments, theme parks, and some of the most recognized international brands in global finance, insurance, retail apparel, high fashion, cosmetics, electronics, hospitality, and social media, among other high-profile industries. Our customers consist almost exclusively of enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2024 and 2023, respectively, we generated approximately 25.7% and 21.1% of our total revenues from our largest customer and approximately 64.8% and 68.5% from our top five largest customers.

Sales and Marketing

Our marketing is primarily based on our branding, particularly ManyMany Creations. While many companies are strong in either creativity or technology, we are creatively strong while also developing innovative technology inhouse. As a result, the majority of our client base contacts us directly through referrals, reputation, word-of-month, and even online searches. Although we attend trade shows and sponsor certain events to showcase our technologies and capacities for the general brand promotion, we have not had the needs to conduct any sales driven marketing campaigns or sales efforts of our own to gain new clients, due to our continuing projects of advertising and marketing productions in the pipeline that we have signed orders and agreements and the relatively exclusive profile of our corporate clientele. We do not yet cater to individual consumers, although our services are ultimately for the benefit of mass consumption by our client’s customers. Therefore, we do not advertise our services on mass media such as through television or radio advertisements. However, our founder, Chairman of Board and Chief Executive Officer Mr. Bun Kwai has been interviewed numerous times by Hong Kong news outlets, such as NowTV, PhoenixTV, HKET, KWEJ, and Am730. We also maintain an active social media presence on Instagram and YouTube.

Our main form of marketing is our projects themselves. As we bring to life our clients’ visions for their advertising and marketing campaigns, other companies who experience the events and campaigns of our clients see the potential experiences that we might offer for their own products and services, they contact us directly. We estimate that 50% of our clients have been referred by our existing clients or have experienced our work that we have done for other clients.

In 2016, we participated in a joint project with Hewlett Packard, Doob, a German 3D printing company, and Physan, a South Korean digital clothing developer to develop an avatar experience for customers that allowed consumers to control their avatars in video games and virtual workouts which was showcased in Hannover, Germany at the CeBIT conference, the largest technology conference in the world, and was featured in an article of The Use Of Avatars Will Dramatically Improve Digital Shopping Experience in Forbes on May 14, 2016.

We sometimes sponsor high profile events featuring celebrities and influencers in luxury and fashion business, such as the 2018 Metro Radio Hit Awards where awards were announced by avatars of the winning contestants in real time and our 2021 partnership with fashion designer Johanna Ho (featured in Vogue Hong Kong) where our Quantum Human technology provided customized virtual fitting of Ho’s sustainable fashion using out-of-service hotel linens repurposed for high fashion.

We have been invited to participate in certain trade shows such as the International Association of Amusement Parks and Attractions (IAAPA Expo) in Florida, the 3Dbody.Tech conference in Switzerland, CeBIT conference in Hannover, Germany and the Special Interest Group on Computer Graphics and Interactive Techniques (SIGGRAPH) Annual Conference in Hong Kong and United States.

We have received multiple awards, including the following:

AWARD		ORGANIZATION	YEAR
Tech Company of the Year (eCommerce & MarTech) - Excellence Award		Baobab Tree Event Management Company Limited	2023
DFA - Service & Experience Category Gold Award		Hong Kong Design Centre	2022

The MARKies Awards:		Marketing Magazine (Lighthouse Independent Media Ltd. publication)	2017

- - -	Best Idea – Retail: Gold Best Idea - Customer Engagement – Bronze Best Use Of Gaming - Bronze

Agency of the Year Awards: The best production team – Gold		Marketing Magazine (Lighthouse Independent Media Ltd. publication)	2015

16th DigiCon6 Asia Awards (Hong Kong)		Tokyo Broadcasting System (TBS) Television & Hong Kong Digital Entertainment Association (HKDEA)	2014

Hong Kong ICT Awards:		Hong Kong Digital Entertainment Association (HKDEA)	2012

-	Best Digital Entertainment – Visual Effects: Silver Award

Hong Kong ICT Awards:		Hong Kong Digital Entertainment Association (HKDEA)	2013

- -	Best Digital Entertainment – Grand Award Best Digital Entertainment (Visual Effects) – Gold Award

Team Awards (with name mention): Kam Fan Awards:		Association of Accredited Advertising Agencies of Hong Kong	2009

-	Best Use of Outdoor Media: Gold
-	Best Use of Branded Content,
-	Experiential, Sponsorship and Events: Gold
-	Best Use of Alternative Ambience: Silver

Technologies and Intellectual Property

Our subsidiary Quantum Matrix owns two patents in Hong Kong, providing among the world’s leading automated avatar creation as well as real-time auto-fitting for virtual fashion & apparel. The first patent is for our method of converting a three-dimensional (3D) scanned object to an avatar. The method contains the steps of conducting a 3D segmentation of the 3D scanned object to obtain segmented results; and adapting a first template to the segmented results to create an avatar. The first template includes a topology, and the adapting step contains the step of mapping the topology of the first template to the segmented results to create the avatar. The invention provides an automated process which requires virtually no human intervention to convert the 3D scanned object to the avatar. The second patent is for our method of automatically fitting an accessory object to an avatar. The method contains the steps of providing an avatar; providing an accessory object; providing a template which the accessory object does not penetrate and fitting the accessory object to the avatar as a result of the template fitted to the avatar. The invention provides an automated process which requires virtually no human intervention to fit an accessory object (e.g. a garment) to the avatar. Both patents are short-term invention patents and each has a protection term of 8 years starting from July 4, 2018.

In order to improve and expand our services, we engage in on-going and continuous research and development (R&D) and recruitment of specialized talent, including (x) programmers in AI, CGI, platform, gaming, material physics; (y) digital artists, digital fashion designers, art directors, creative directors; and (z) interactive design artists.

Our R&D focuses on key cutting-edge technologies to maintain our competitive advantage, including (i) AI face generation, AI neural rendering, AI chat integration, AI voice; (ii) metaverse, gaming, social, multi-user, multi-avatar interaction; (iii) advanced consumer hardware integration—e.g. virtual reality (VR), augmented reality (AR), extended reality (XR), holograms; (iv) mobile web application development for scalability and application programming interface (API) integration for e-commerce; (v) user acquisition, development of platforms for user-generated content, designer crossover and presentation platforms; (vi) garment procurement and show platform, web-based 3D garment-on-avatar linked to our catalogue database and purchase form; and (vii) digital human, 3D scanning, celebrity digital double, virtual KOL, AI digital avatars.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Capability of Providing Advertising Services by Integrated Quality Concepts with Creative Digital Media Technology

The ability to provide one-stop content creativity & production for ad campaigns, TV commercials, online video, 360 video and animation, VR/AR/MR technology, 3D scanning, motion capture, projection mapping, and digital façade production is a key component of our success. We are devoted to offering integrated quality concepts with creative digital media technology for a new trend in advertising. We provide seamlessly combines creative content with patented inhouse technology to provide high quality digital advertising.

We currently have 19 employees in our creative team and production team and 3 employees engaging in technology and R&D. Our creative team engages in creative-technology proposal drafting, design and art direction preproduction, and 3D content production. Our production team implements and produces the actual digital content in the form of computer animation and interactive 3-D applications. Our technology team develops the coding and produces the programming of our interactive applications, as well as testing the integration of off-the-shelf and open-source technologies with our existing services. Our teams consist of (x) programmers in AI, CGI, platform, gaming, material physics; (y) digital artists, digital fashion designers, art directors, creative directors; and (z) interactive design artists. We believe our capabilities, particularly driven by our advanced media technological knowhow, are recognized and valued by advertisers and customers, which have enabled us to obtain and sustain a solid client base.

Solid Advertiser Client Base Spanning a Wide Range of Industries

Our advertiser client base grew substantially since we started our business operations in 2005. Our revenue from advertising services slightly decreased from $2,807,909 in 2023 to $2,698,229 in 2024, while the number of advertisers we served slightly decreased from 21 in 2023 to 20 in 2024. The decrease of revenue by $109,680 or 3.9% from fiscal year ended September 30, 2023 to the same period of 2024 is primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. With more and more tourists coming to Hong Kong especially during traditional Chinese holidays, we expect the advertising spendings by brands and retailers will increase. The industries of our advertiser client base include luxury property development, banking services, retail sales, and theme parks, among others.

We believe our diverse advertiser client base helps us compete with other advertising service providers. Our relationships with advertisers of a broad industry spectrum have also enabled us to understand the demands and requirements of the advertisers and communicate with them in an accurate and efficient manner, which serves as our primary source to stay informed of the trends and evolutions of the media technologies.

Our Challenges

Shortage of skilled technicians

High quality technology specialists and programmers with the requisite skills and experience are not easy to find in the Hong Kong market, for example our tech products require R&D primarily in the category of visual computing programming, under which several specialization of programming requires mathematical specialization expertise including implementing 3D cloth physics in real-time, AI neural network, face and body landmark segmentation. Therefore, we plan to source such professionals from other countries, such as Poland, where employment costs are lower than Hong Kong but their skills and qualifications are high due to their government’s funding for such skills in technology. We have already established recruiting channels in such market.

Experienced technical artists and creative directors capable of pitching top corporate clients are also difficult to find, but they are crucial to our pre-sale creative proposal and project tendering process. We plan to source such professionals in Hong Kong, London, New York, Tokyo, and Singapore markets.

Research & Development

R&D is a necessity to our business and also presents a continuous challenge and expenses. In order to introduce new services and features to our clients, we must continuously improve our current technology and innovate new ones. We are currently developing online services through cloud computing, which will expand our market from enterprises to mass consumers and increase our revenue streams, for example introducing subscription-based services and B2B2C as well as B2C.

Our Growth Strategy

Having already established and developed a stable relationship with our major clients and gained the technical know-how, experience, and reputation in digital media advertising, virtual reality and augmented reality over 18 years of operations, we plan to build on our competitive strengths to expand our scale of business and further strengthen our market position in Hong Kong as well as to engage in further overseas expansion with the following strategies. The overseas expansion will mostly depend on a successful public offering described in this prospectus in order to fund such overseas development.

Further overseas expansion

Sales & Marketing:

We have served large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong and plan to leverage our relationship with these clients and our expertise to further expand our business overseas. Our primary targeted markets will be the major world centers of technology, art and fashion, namely New York, London, and Dubai. We plan to either setup sales and marketing offices in these cities or form partnerships with local companies in the next 12-24 months and the plan is still in the feasibility studies, evaluation and budgeting stage We selected these markets, because they offer high concentrations of our target customer base: Fashion & retail apparel, banking & finance, and technology. These markets are also relatively stable politically with developed capital markets and plenty of investors.

Human Resources:

We plan to expand our staff recruiting beyond Hong Kong in order to source technology specialists, programmers, technical artists, and skilled technicians in visual computing from countries such as Poland and Israel, where highly skilled workers are available at lower costs than in Hong Kong. Due to the predominantly digital nature of our business and services, most of these jobs can be done remotely without the need for physical relocation.

SEASONALITY

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Impact of COVID-19 on Our Business

On January 30, 2020, the World Health Organization declared the outbreak of COVID-19, a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries have imposed travel bans, office closures, quarantines and other emergency public health measures, which caused material disruption to businesses globally resulting in an economic slowdown. As a result of the outbreak, from January 2020 to December 2020, we split our workforce in two teams and alternated one team working in the office and the other from home based upon the development of the restrictive measures by local government.

When the most restrictive measures in Hong Kong were imposed during the first half of 2020, which caused significant disruption to our business as our customers reduced advertising spending and delayed the projects.

In February 2021, the Hong Kong government launched a COVID-19 vaccination campaign, and the market gradually recovered from negative impact of COVID-19, due to the increasing population of vaccinated individuals. Client orders since resumed incrementally. With the resumption of clients’ orders, together with our existing advertising and marketing projects that we signed orders, we generated profits for the fiscal year ended September 30, 2021.

The COVID-19 pandemic had another outbreak of Omicron variant and swept over Hong Kong again in January 2022, which resulted in temporary pandemic-related lockdowns from January to February 2022, and some of our projects being placed on hold during the outbreak. Along with the gradual relaxation of pandemic-related policies and a series of economy stimulus and relief measures imposed by the Hong Kong Government from April to June 2022, the market gradually recovered and our suspended projects resumed. Whilst the outbreak of COVID-19 and temporary pandemic-related lockdowns in Hong Kong in early 2022 had certain negative impact on our business, our overall business and results of operations for the year ended September 30, 2022 have not been materially impacted. Furthermore, since April 1, 2023, the Hong Kong government has removed all pre-departure and post-arrival quarantine and testing requirements for travelers entering Hong Kong.

As of the date of this prospectus, many major central banks have tightened monetary policy due to rising inflation. The slow recovery after the pandemic, together with inflationary pressure, have resulted in an economic downturn in Hong Kong. Such a downturn in Hong Kong’s economy has led to a decline in demand for our services in Hong Kong, which have adversely affected our business, and negatively impacted our business and results of operations.

In the longer-term, if there is any resurgence of COVID-19 pandemic in Hong Kong or globally due to the spread of new variants, it is likely to adversely affect the economies and financial markets of many countries and could result in a global economic downturn and a recession. This would likely adversely affect our business, and, in turn negatively impact our business and results of operations. The future impact of the COVID-19 virus on us, the digital media, virtual avatar & virtual apparel technology services and production industry, the broader economies is still uncertain and difficult to predict. As economies have reopened in most parts of the world, health and safety for the us and our customers, will increasingly become a focus of concern. Due to the speed and scope with which the COVID situation is developing and evolving and the uncertainty of its new variants, the efficacy and distribution of vaccines and the timing of recovery, almost all of which are beyond our control, we are not able at this time to predict the extent to which the COVID-19 pandemic may have a material effect on our consolidated results of operations or financial condition for the future.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Hong Kong Regulations

As we conduct business in Hong Kong through our wholly-owned subsidiaries Quantum Matrix Limited and ManyMany Creations Limited, our business operations are subject to various regulations and rules promulgated by the Hong Kong government.

Quantum Matrix and ManyMany Creations are digital media advertising service and marketing production service providers established in Hong Kong. As at the date of this prospectus, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the provision of their services.

The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into full effect in Hong Kong on August 1, 1996, aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 – purpose and manner of collection of personal data;
●	Principle 2 – accuracy and duration of retention of personal data;
●	Principle 3 – use of personal data;

●	Principle 4 – security of personal data;
●	Principle 5 – information to be generally available; and
●	Principle 6 – access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
●	if the data user holds such data, to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Supply of Services

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into full effect in Hong Kong on October 21, 1994, stipulates that in a contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SSITO also provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into full effect in Hong Kong on December 1, 1990 aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Hong Kong Laws and Regulations relating to Obscene and Indecent Article

Pursuant to Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong) (“COIAO”), which came into full effect in Hong Kong on September 1, 1987, any person who publishes, possesses for the purpose of publication or imports for the purpose of the publication, any obscene article, whether or not he knows that it is an obscene article, may commit an offence and may be liable for a fine and imprisonment. The COIAO provides that it may be an offence to publish any indecent article without sealing such articles in wrappers and displaying a notice as prescribed by the COIAO. It may also be an offence to publish any indecent article to a person under the age of 18 years, whether or not it is known that it is an indecent article or that such person is under the age of 18 years.

Hong Kong Laws and Regulations relating to Intellectual Properties Rights

Trademarks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trademark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment)Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provide a new framework for a new patent system - an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into full effect in Hong Kong on July 13, 2001 provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2023, the statutory minimum hourly wage rate is HK$40. Failure to comply with MWO constitutes an offence under EO.

C. Organizational structure.

The following diagram illustrates the ownership structure of the Company after giving effect to our IPO:

Lo , Sin Ying Stella
KWAI Bun
100.00%
100.00%
LASTING SUCCESS HOLDINGS LIMITED (BVI)
FORTUNE WINGS VENTURES LIMITED (BVI)
Other shareholders
8.75%
47.97%
43.27%
QMMM Holdings Limited (Cayman Islands)
100.00%
100.00%
GRADE A GLOBAL LIMITED (BVI)
WITTY TIME HOLDINGS LIMITED (BVI)
100.00%
100.00%
Quantum Matrix Limited (Hong Kong)
MANYMANY CREATIONS LIMITED (Hong Kong)

On July 18, the Company entered into an underwriting agreement with WallachBeth Capital, LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,150,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 322,500 ordinary shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274887), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on July 1, 2024.

On July 22, 2024, the Company closed its initial public offering of 2,150,000 of the Company’s Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 2,150,000 ordinary shares at an offering price of $4.00 per share for gross proceeds of $8.6 million. The ordinary shares sold consisted of 2,150,000 ordinary shares of the Company pursuant to the Underwriter’ firm commitment with no over-allotment exercised by the Underwriter. A final prospectus relating to this Offering was filed with the Commission on July 22, 2024.

On August 2, 2024, WallachBeth Capital, LLC, as the representative of the underwriters in the initial public offering of QMMM Holdings Ltd., partially exercised its option to purchase an additional 56,342 ordinary shares of the Company at a price of $4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on August 8, 2024. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $8.83 million, before deducting underwriting discounts and other related expenses.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

D. Property, plant and equipment.

Our principal executive office is located in in Tin Hau, Hong Kong, where ManyMany Creations leases approximately 6,000 square feet office spaces used by itself, the holding company and Quantum Matrix. The lease will expire on July 31, 2025, which can be renewed upon mutual agreement with our landlord. Our leased premises are leased from an unrelated party which either has valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

Property Address	Lessor	Annual Rent		Lease Expiration Date	Purposes/Use
Unit 1301, Block C, Sea View Estate 8 Watson Road ,Tin Hau, Hong Kong	CPL Seaview Limited (Previously known as Unicorn Developments Limited)	US$	190,461	July 31, 2025	Office

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes which appear elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed elsewhere in this Annual Report, including those set forth under “Item 3. Key Information — D. Risk Factors.”

A. Operating results

For Year Ended September 30, 2024, 2023 and 2022

The following table sets forth key components of our results of operations for the year ended September 30, 2024, 2023 and 2022:

	For the Year Ended September 30,
	2024	2023	2022

Revenues	$2,698,229	$2,807,909	$3,396,000
Cost of revenues	(2,283,233)	(2,132,251)	(2,039,004)
Cost of revenues - related parties	-	(45,192)	(18,248)
Gross profit	414,996	630,466	1,338,748

Operating expenses
Selling and marketing expenses	(325,075)	(4,396)	(28,376)
General and administrative expenses	(1,655,004)	(1,930,439)	(439,548)
Total operating expenses	(1,980,079)	(1,934,835)	(467,924)

Operating (loss) income	(1,565,083)	(1,304,369)	870,824

Other (expenses) income, net
Other income	-	182	9,900
Gain on life insurance contract	-	-	8,318
Government grants	640	23,522	57,990
Interest income	1,942	1,851	10
Interest expense	(17,697)	(8,847)	(30,121)
Total other (expenses) income, net	(15,115)	16,708	46,097

(Loss) Income before taxes	(1,580,198)	(1,287,661)	916,921

Provision for income taxes	-	(3,568)	(116,358)

Net (loss) income	$(1,580,198)	$(1,291,229)	$800,563

Revenues

The following table sets forth our revenue for the year ended September 30, 2024,2023 and 2022, respectively:

	For the Year Ended September 30,
	2024	2023	2022

Revenues	$2,698,229	$2,807,909	$3,396,000

Our revenue decreased by $109,680 or 3.9%, from $2,807,909 for the year ended September 30, 2023 to $2,698,229 for the year ended September 30, 2024, primarily due to weak retail market, clients tend to adopt more conservative strategies in response to market conditions compared to the past, which directly impacts the need for us to address client requests in a more appropriate manner.

Our revenue decreased by $588,091 or 17.3%, from $3,396,000 for the year ended September 30, 2022 to $2,807,909 for the year ended September 30, 2023, primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. Also, with slow down of Chinese economy, our customers have been sensitive on spending which put price pressure on our business.

Cost of revenues

The following table sets forth our cost of revenue for the year ended September 30, 2024, 2023 and 2022 respectively:

	For the Year Ended September 30,
	2024	2023	2022

Cost of revenues	$2,283,233	$2,177,443	$2,057,252

Our cost of revenue increased by $105,790, or 4.86%, from $2,177,443 for the year ended September 30, 2023 to $2,283,233 for the year ended September 30, 2024 because of price increases from our subcontractors.

Our cost of revenue increased by $120,191, or 5.8%, from $2,057,252 for the year ended September 30, 2022 to $2,177,443 for the year ended September 30, 2023 because of price increases from our subcontractors.

Gross profit

Our gross profit is summarized as follows:

	For the Year Ended September 30,
	2024	2023	2022
Gross profit	$414,996	$630,466	$1,338,748
Gross profit margin	15.4%	22.5%	39.4%

Our total gross profit decreased by $215,470, from $630,466 for the year ended September 30, 2023 to $414,996 for the year ended September 30, 2024. The decrease in total gross profit was mainly due to the decrease in revenue for the year ended September 30, 2024, as compared to the year ended September 30, 2023. Our total gross profit margin decreased by 7.1% from 22.5% for the year ended September 30, 2023 to 15.4% for the year ended September 30, 2024 due to more discounts provided to the customers to obtain orders.

Our total gross profit decreased by $708,282, from $1,338,748 for the year ended September 30, 2022 to $630,466 for the year ended September 30, 2023. The decrease in total gross profit was mainly due to the decrease in revenue for the year ended September 30, 2023, as compared to the year ended September 30, 2022. Our total gross profit margin decreased by 16.9% from 39.4% for the year ended September 30, 2022 to 22.5% for the year ended September 30, 2023 due to more discounts provided to the customers to obtain orders.

Operating expenses

Our operating expenses consist of the following:

	For the Year Ended September 30,
	2024	2023	2022
Selling and marketing expenses	$(325,075)	$(4,396)	$(28,376)
General administrative expenses	(1,655,004)	(1,930,439)	(439,548)
Total operating expenses	$(1,980,079)	$(1,934,835)	$(467,924)

Our selling and marketing expenses mainly represented advertising cost and marketing expenses. Our selling and marketing expenses increased by $320,679, or 7,294.8%, from $4,396 for the year ended September 30, 2023 to $325,075 for the year ended September 30, 2024, which was mainly due to more marketing campaign after initial public offering and expected more well-known not only in Hong Kong but also international market.

Our general and administrative expenses mainly represented professional fees, computer and IT related expenses, depreciation expenses of equipment, amortization of operating lease right-of-use assets, and travelling costs. Our general and administrative expenses decreased by $275,435 or 14.3%, from $1,930,439 for the year ended September 30, 2023 to $1,655,004 for the year ended September 30, 2024, which was mainly due to better control in our expenses after initial public offering.

Our selling and marketing expenses mainly represented advertising cost and marketing expenses. Our selling and marketing expenses decreased by $23,980, or 84.5%, from $28,376 for the year ended September 30, 2022 to $4,396 for the year ended September 30, 2023, which was mainly due to our cost control and had less marketing expenses.

Our general and administrative expenses mainly represented professional fees, computer and IT related expenses, depreciation expenses of equipment, amortization of operating lease right-of-use assets, and travelling costs. Our general and administrative expenses increased by $1,490,891, or 339.2%, from $439,548 for the year ended September 30, 2022 to $1,930,439 for the year ended September 30, 2023, which was mainly due to increase in professional fee for the initial public offering, computer and IT related expenses and operating lease expense.

Other income

Other income mainly represents government subsidies.

Our operating subsidiaries received government subsidies totalling $640, $23,522 and $57,990 for the year ended September 30, 2024, 2023 and 2022, respectively, and recognized as other income when they were received because they were not subject to any past or future conditions.

Interest expense.

Our interest expense increased by $8,850, or 100%, from $8,847 for the year ended September 30, 2023 to $17,697 for the year ended September 30, 2024. The increase was mainly due to increase in lease interest.

Our interest expense decreased by $21,274, or 70.6%, from $30,121 for the year ended September 30, 2022 to $8,847 for the year ended September 30, 2023. The decrease was mainly due to repayment of bank loans.

Provision for income taxes

Our income tax expenses decreased by $3,568 or 100%, from $3,568 for the year ended September 30, 2023 to $- for the year ended September 30, 2024 due to net loss during year ended September 30, 2024 comparing to the same period of 2023.

Our income tax expenses decreased by $112,790 or 96.9%, from $116,358 for the year ended September 30, 2022 to $3,568 for the year ended September 30, 2023 due to net loss during year ended September 30, 2023 comparing to the same period of 2022.

Net (loss) income.

As a result of the foregoing, we reported a net loss of $1,580,198 for the year ended September 30, 2024, as compared to a net loss of $1,291,229 for the year ended September 30, 2023 as the reasons discussed above.

As a result of the foregoing, we reported a net loss of $1,291,229 for the year ended September 30, 2023, as compared to a net profit of $800,563 for the year ended September 30, 2022 as the reasons discussed above.

B. Liquidity and capital resources

As reflected in our consolidated financial statements, we had net loss of $1,580,198 for the year ended September 30, 2024, as compared to net loss of $1,291,229 for the year ended September 30, 2023. As of September 30, 2024, we had cash and cash equivalents of $497,993 compared to $130,201 as of September 30, 2023. We had working capital that amounted to $3,915,328 and ($1,245,955) as of September 30, 2024 and 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our client contracts, the progress of execution on our client contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As reflected in our consolidated financial statements, we had net loss of $1,291,229 for the year ended September 30, 2023, as compared to net profit of $800,563 for the year ended September 30, 2022. As of September 30, 2023, we had cash and cash equivalents of $130,201 compared to $364,449 as of September 30, 2022. We had working capital that amounted to ($1,245,955) and $162,103 as of September 30, 2023 and 2022, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our client contracts, the progress of execution on our client contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

The following table sets forth a summary of our cash flows for the year ended September 30, 2024, 2023 and 2022:

	For the Year Ended
	September 30,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(6,250,549)	$(1,133,900)	$638,186
Net cash (used in) provided by investing activities	$-	$(32,381)	$190,953
Net cash provided by (used in) financing activities	$6,653,892	$931,194	$(795,307)
Net increase (decrease) in cash and cash equivalents	$403,343	$(235,087)	$33,832
Effect of foreign currency translation on cash and cash equivalents	$(35,551)	$839	$5,799
Cash and cash equivalents at the beginning of year	$130,201	$364,449	$324,818
Cash and cash equivalents at the end of year	$497,993	$130,201	$364,449

Operating Activities

Net cash used in operating activities amounted to $6,250,549 for the year ended September 30, 2024, due to (i) net loss from operation and (ii) increase in contract cost and prepayment.

The prepaid marketing expenses expect to last over a year according to the signed agreement, the marketing agreement cover brand building to the group in order to increase international recognition and publicity. No further cost expected to incur as at September 30, 2024.

The development of Enterprise Resource Planning will take roughly over 20 weeks in research and development stage and the whole amount will capitalize upon the system completion. No further cost expected to incur as at September 30, 2024. Upon completion, the whole amount will record as intangible assets according ASC 350-40.

Net cash used in operating activities amounted to $1,133,900 for the year ended September 30, 2023, due to net loss from operation.

Net cash provided by operating activities amounted to $638,186 for the year ended September 30, 2022, mainly derived from (i) net income from operation, (ii) increase in contract liabilities, and (iii) increase in income tax payable.

Investing Activities

Net cash used in investing activities amounted to $32,381 for the year ended September 30, 2023 representing the purchase of property and equipment amounting $12,335 and intangible assets amounting $20,046 during the year ended September 30, 2023.

Net cash provided by investing activities amounted to $190,953 for the year ended September 30, 2022 representing redemption of life insurance contracts of $227,222 partly offset by the purchase of property and equipment amounting $36,269 for the year ended September 30, 2022.

Financing Activities

Net cash provided by financing activities amounted to $6,653,892 for the year ended September 30, 2024, which is the net effect of $1,225,447 repayment to the amount due to shareholders, net proceeds from issue of shares of $7,791,589 and decrease in deferred IPO cost of $87,750.

Net cash provided by financing activities amounted to $931,194 for the year ended September 30, 2023, which is the net effect of $1,231,284 increase in due to shareholders, increase of deferred IPO cost of $87,750 and repayment of bank loans of $212,340.

Net cash used in financing activities amounted to $795,307 for the year ended September 30, 2022, which included mainly repayment of bank loans amounting $581,624, repayment of finance lease liabilities amounting $4,386 and payment to shareholder amounting $209,297.

The Company has incurred a net loss of $1,580,198 for the year ended September 30, 2024. As of September 30, 2024, the Company had an accumulated deficit of $2,513,747 and a working capital of $3,915,328; its net cash used in operating activities for the year ended September 30, 2024 was $6,250,549. Accordingly, as of the date of this prospectus, there exist substantial doubt that the Company will continue as going concern.

The Company has incurred a net loss of $1,291,229 for the year ended September 30, 2023. As of September 30, 2023, the Company had an accumulated deficit of $933,549 and a working capital deficit of $1,245,955; its net cash used in operating activities for the year ended September 30, 2023 was $1,133,900. Accordingly, as of the date of this prospectus, there exist substantial doubt that the Company will continue as going concern.

There are no assurances that we will be able to raise our revenues to a level which supports profitable operations and provides sufficient funds to pay its obligations. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our financial condition. In addition, continued operations and our ability to continue as a going concern may be dependent on our ability to obtain additional financing in the near future and thereafter, and there are no assurances that such financing will be available to us at all or will be available in sufficient amounts or on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to generate additional funds in the future through sales of our products, financings or from other sources or transactions, we will exhaust our resources and will be unable to continue operations. We believe that the proceeds from this offering will be sufficient to fund our operations for the foreseeable future. If we cannot continue as a going concern, our shareholders would likely lose most or all of their investment in us.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of September 30, 2024:

	For the Year Ended September 30, 2024
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease (1)	$154,254	$154,254	$-	$-	$-

(1) We lease offices which are classified as operating leases in accordance with Topic 842. As of September 30, 2024, our future lease payments totalled $159,345.

C. Research and development, patents and licenses

Capital Expenditures

For the year ended September 30, 2023, we purchased $12,335 of property and equipment and $20,046 of intangible asset, use in our operations. We purchased $36,269 of property and equipment for the year ended September 30, 2022.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended September 30, 2024, 2023 and 2022 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred.

Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance for expected credit loss when necessary. The allowance for expected credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance for expected credit loss after all means of collection have been exhausted and the likelihood of collection is not probable.

A reversal of expected credit loss for accounts and other receivables is recognized in profit or loss.

Impairment assessment on long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The management assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the management would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

As of September 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management is currently evaluating the impact of this guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statement of operations and comprehensive (loss) income and statement of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Directors and Executive Officers	Age	Position/Title
Bun Kwai	46	Chief Executive Officer, Director and Chairman of the Board
Wing Kam (Eric) Yeung	42	Chief Financial Officer
Pak Lun (Patrick) Au	38	Director of the Board and Vice President of Finance
Chun San Leung	42	Chief Operating Officer of ManyMany Creations and Director of the Board
Wing Hung (Kevin) Lam	37	Independent Director
Anthony S. Chan	60	Independent Director
Kui Hung (Johnny) Hui	45	Independent Director
Yee Man (Irving) Cheung	42	Independent Director

Biography

Mr. Bun Kwai is our founder and was appointed as a director of the Board on July 29, 2022. He was appointed as the Chief Executive Officer of the Company and Chairman of the Board on June 15, 2023. Since 2013, Mr. Kwai has served as director of Quantum Matrix Ltd., a wholly owned subsidiary of the Company. Since 2005, Mr. Kwai has served as director of ManyMany Creations Ltd., a wholly owned subsidiary of the Company. Mr. Kwai received his bachelor’s degree in digital graphic communication major from Hong Kong Baptist University in 2001.

Mr. Wing Kam (Eric) Yeung was appointed as the Chief Financial Officer of the Company on June 15, 2023. Mr. Yeung has served as the accountant in charge for the accounting department of ManyMany Creations Limited since January 2023. He worked at different international companies as finance manager before joining ManyMany Creations Limited. Mr. Yeung was an auditor at different CPA firms between May 2008 and June 2012. Mr. Yeung received his bachelor degree of business administration in information systems with honors from City University of Hong Kong in 2008 and Mr. Yeung received his master of corporate governance degree from Hong Kong Metropolitan University in 2019. Mr. Yeung is a practising member of Accounting and Financial Reporting Council and Member of Hong Kong Institute of Certified Public Accountants since 2012, a Member of Hong Kong Chartered Governance Institute since 2019 and a Member of The Institute of Chartered Accountants in England and Wales since 2021.

Mr. Pak Lun (Patrick) Au was appointed as a director of the Board on March 31, 2023. From May 2023 to August 2024, Mr. Au has served as an Executive Director of Lapco Holdings Limited since May 2023. Mr. Au has served as Chief Financial Officer of ManyMany Creations Ltd. since December 2022. Mr. Au has also served as a director of MANC Family Office Ltd. since April 2021 and a director of MMPC World LTD since October 2021. Mr. Au was the Joint Company Secretary of Crosstec Group Holdings Ltd. from October 2022 to September 2023. From June 2021 to August 2022, Mr. Au served as President, CEO and Director MSB Global Capital Corp (OTC Pink: MSBM). From May 2019 to April 2021, Mr. Au served as Vice President Greenpro Capital Corp (NASDAQ: GRNQ). From September 2017 to April 2019, Mr. Au was the Assistant Accounting Manager Hui Kai Financial Group Limited. From January 2016 to May 2017 was an Associate (Financial Accounting) of SBI Securities (Hong Kong) Limited. From May 2013 to October 2015, Mr. Au was an Assistant General Manager & Senior Accountant (Corp. Finance) of Oilco Asia Pacific Limited. From April 2012 to April 2013, Mr. Au was the audit semi-senior of Kaizen Certified Public Accountants Limited. From September 2009 to September 2011, Mr. Au was the audit semi-senior level II of Akin CPA Limited. Mr. Au received his master’s degree of Corporate Governance from The Hong Kong Polytechnic University. Mr. Au is a member of Hong Kong Institute of Certified Public Accountants, The Institute of Chartered Accountants in England and Wales, The Hong Kong Chartered Governance Institute and The Chartered Governance Institute of Chartered Governance Professional.

Mr. Chun San Leung was appointed as a director of the Board on March 31, 2023. Mr. Leung has served as Chief Operating Officer of ManyMany Creations Ltd. since April 2023 and a director of Cubic Creations Limited since September 2022. Mr. Leung was the operation director for both ManyMany Creations Ltd. and Quantum Matrix Ltd. from March 2014 to December 2021. Mr. Leung served in various positions at ManyMany from June 2005 to February 2014, including Animator, Senior Animator, Producer and Technical Director. Mr. Leung received his higher diploma in Multimedia Design & Technology major from The Hong Kong Polytechnic University in 2003.

Mr. Wing Hung (Kevin) Lam was appointed as a director of the Board on April 18, 2024. Mr. Lam has served as Executive Director, Chief Executive Officer, Finance Director. Mr. Lam was the Joint Company Secretary of Crosstec Group Holdings Limited (stock code: 3893.HK) from April 2017 to September 2023. Mr. Lam was a manager, audit and Assurance of Ernst & Young Hong Kong from October 2010 to April 2017. Mr. Lam received his Bachelor of Business Administration with Honors in Accounting from The Hong Kong Polytechnic University in 2010. Mr. Lam is a member of Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales.

Mr. Anthony S. Chan was appointed as a director of the Board on April 18, 2024. Mr. Chan is a certified public accountant (“CPA”) registered with the State of New York in the United States and he has served as President and Co-founder of CA Global Consulting Inc. since 2014 and as Director of Assurance and Advisory Services of Wei, Wei & Co., LLP, a PCAOB-registered public accounting firm, since February 2020. From November 2021 to 2024, Mr. Chan served as the Chief Financial Officer of Sharing Services Global Corporation (OTC: SHRG) and from February 2022 to March 2024, Mr. Chan served as the Chief Operating Officer of Alset Inc. (Nasdaq: AEI). Previously, Mr. Chan served as Chief Financial Officer of SPI Energy Co., Ltd. (NASDAQ:SPI) from 2019 to 2020, as Chief Financial Officer of Helo Corp. (OTC:HLOC) from 2017 to 2019 and as Chief financial Officer of Sino-Global Shipping America, Ltd. from 2013 to 2015. Mr. Chan was a partner at three full-service CPA firms in New York, namely, UHY LLP from 2012 to 2013, Friedman LLP from 2011 to 2012 and Berdon LLP from 2007 to 2011. Mr. Chan received a Bachelor of Arts degree in Accounting and Economics from Queens College, City University of New York (“CUNY”) in 1987 and a Master of Business Administration degree in Finance and Investments from Baruch College, CUNY in 1989.

Mr. Kui Hung (Johnny) Hui was appointed as a director of the Board on April 18, 2024. Mr. Hui served as Regional Sales Director – North Asia for Splunk, Inc. from 2022 to April 2023. Mr. Hui was Senior Sales Director, Enterprise & Public Sector of Cisco Hong Kong from 2018 to 2021 and the associate director for Hong Kong & Macau regions of Alibaba Cloud Hong Kong from 2017 to 2018. Mr. Hui was the head of sales for strategic account of government, media & enterprise for Akamai Hong Kong Limited from 2013 to 2017 and was a manager of Health & Public Service of Accenture from 2021 to 2013. Mr. Hui received his Bachelor of Science degree in Computer Networks of Middlesex University in London in 2006.

Ms. Yee Man (Irving) Cheung was appointed as a director of the Board on April 18, 2024. Ms. Cheung has served as a director of Mitsu Visual Limited since 2020, as a director of ELF Lab Limited since 2021, as a production designer of ELF Messy Floor Limited since 2018. Ms. Cheung has served as a committee member of Federation of Hong Kong Filmmakers since 2023, as an executive committee member of Hong Kong Film Arts Association since 2017. Ms. Cheung received her Diploma of Art & Design Foundation from Camberwell Colleges of Art & Design of University of the Arts in London, United Kingdom in 2002. She received her BA (Hon.) Bachelor of Fine Art – New Media from Chelsea College of Art & Design of University of the Arts in London, United Kingdom in 2005. Ms. Cheung received her Master of Fine Art (Distinction) from Hong Kong Art School of RMIT University Melbourne in Hong Kong in 2017. Ms. Cheung was nominated for the Best Art Direction in 2022, 2018 and 2013 and for the Best Costume & Makeup Design in 2018 at Hong Kong Film Awards. Ms. Cheung also received multiple awards for the works of The Genius& Dream Wanderlust which was directed by Irving Cheung and Philip Chan.

Family Relationships

There is no family relationship among any of our directors or executive officers.

B. Compensation.

For the year ended September 30, 2024 and 2023, we paid $244,739 and $181,787 to our executive officers for their services and we did not pay our directors for their services solely as our directors during the year ended September 30, 2024 and 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions Mandatory Provident Fund (MPF) for each employee. Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of two years, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We have entered into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Clawback Policy

In connection with the IPO, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended June 30, 2024, we have not sought any recoupment of incentive compensation of the Covered Executives.

C. Board Practices.

Our board of directors currently consists of seven directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. We have a majority of independent directors serving on our board of directors. Although as a foreign private issuer we are permitted to follow the corporate governance practice of the Cayman Islands, which does not require a majority of independent directors on our board, we elect to follow the NASDAQ corporate governance rules at this time.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this Report is a part. We intend to adopt a charter for each of the three committees effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this Report is a part. Each committee’s members and functions are described below.

Audit Committee

Anthony S. Chan, Wing Hung (Kevin) Lam and Kui Hung (Johnny) Hui are members of our Audit Committee; Anthony S. Chan serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that Anthony S. Chan possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Wing Hung (Kevin) Lam, Anthony S. Chan and Kui Hung (Johnny) Hui are members of our Compensation Committee; Wing Hung (Kevin) Lam serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Nominating and Corporate Governance Committee

Kui Hung (Johnny) Hui, Wing Hung (Kevin) Lam and Yee Man (Irving) Cheung are members of our Corporate Governance and Nominating Committee; Kui Hung (Johnny) Hui serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Wing Hung (Kevin) Lam, Anthony Chan, Kui Hung (Johnny) Hui and Yee Man (Irving) Cheung are “independent directors” as defined by NASDAQ.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

D. Employees.

As of the date of this Report, we had 28 employees, respectively. The following table sets forth the breakdown of our employees as of the date of this prospectus, by function:

Category	Number of Employees	Percentage of workforce
Sales and Marketing	4	14%
Creativity Production	19	68%
Technology, Research & Development	3	11%
Finance & Accounting	2	7%
Total	28	100%

As of the date of this Report, all of our employees were based in Hong Kong, where our principal executive offices are.

As required by Hong Kong laws and regulations, we contribute to the mandatory provident fund and take out insurance policies for our Hong Kong-based employees.

We enter into standard employment and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own 5% or more of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on 17,206,342 Ordinary Shares issued and outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares issued and outstanding immediately after the completion of this offering sale of 5,239,500 Ordinary Shares.

The address of our directors and executive officers is Unit 1301, Block C, Sea View Estate, 8 Watson Road, Tin Hau, Hong Kong.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to Our IPO		Ordinary Shares Beneficially Owned After Our IPO
Directors and Executive Officers:	Number	%	Number	%

Bun Kwai (1)	8,254,000	47.97%	8,254,000	47.97%
Wing Kam (Eric) Yeung	-		-
Pak Lun (Patrick) Au	-		-
Chun San Leung	-		-
Kui Hung (Johnny) Hui	-		-
Wing Hung (Kevin) Lam	-		-
Anthony S. Chan	-		-
Yee Man (Irving) Cheung	-		-
All directors and executive officers as a group (8 individuals)	8,254,000	47.97%	8,254,000	47.97%

5% or Greater Shareholders:
Fortune Wings Ventures Limited (1)	8,254,000	47.97%	8,254,000	47.97%
Lasting Success Holdings Limited (2)	1,506,000	8.75%	1,506,000	8.75%
MSB Global Capital Corp (2)	1,506,000	8.75%	1,506,000	8.75%
Kwai Ming Clive Hui (2)	1,506,000	8.75%	1,506,000	8.75%

Note(s):

(1)	Represents 8,254,000 Ordinary Shares owned by Fortune Wings ventures Limited. Mr. Bun Kwai, Chairman of our Board and Chief Executive Officer of the Company, is the sole director and shareholder of Fortune Wings Ventures Limited. The registered address of Fortune Wings Ventures Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 1,506,000 Ordinary Shares directly owned by Lasting Success Holdings Limited, which is 100% owned by MSB Infinitus Limited. MSB Infinitus is 100% owned by MSB Global Capital Corp and Mr. Kwai Ming Clive Hui owns more than 50% voting power of MSB Global Capital Corp. The registered address of Lasting Success Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of MSB Infinitus Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of MSB Global Capital Corp. is 50 West Liberty Street, Suite 880, Reno, Nevada and address for Mr. Kwai Ming Clive Hui is 3/F, BLK 3, Jasper Crt, 39 Ma Fung Ling Rd. Ping Shan Yuen Long NT, Hong Kong.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Clawback Policy

On April 17, 2024, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

The table below sets forth related party transaction as of September 30, 2024:

		September 30,
		2024	2023
Due to related parties consist of the following:
Mr. Bun Kwai	Due to shareholders	14,649	20,791
Mr. Bun Kwai	Accrued liabilities and other payables	10,940	10,855
Mr. Chun San Leung*	Accrued liabilities and other payables	2,124	2,107
Mr. Pak Lun Patrick Au*	Accrued liabilities and other payables	7,723	4,852
MSB Infinitus Limited ***	Due to shareholders	-	1,219,447
		$35,436	$1,258,052

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the year ended
	September 30,
	2024	2023	2022

Service fee to Cubic Creation Limited**	$-	$45,192	$18,248
Service fee to Mr. Chun San Leung*	-	-	17,994
Salary to Mr. Bun Kwai	130,629	118,078	21,989
Salary to Mr. Chun San Leung*	25,357	13,273	23,012
Salary to Mr. Pak Lun Patrick Au*	88,753	50,436	-
Purchase of intangible asset from Mr. Bun Kwai	-	20,046	-
Repayments to MSB Infinitus Limited***	1,219,447	-	-

* Mr. Chun San Leung and Mr. Pak Lun Patrick Au are the directors of QMMM Holdings Limited.

** Cubic Creations Limited is fully owned by Mr. Chun San Leung.

*** MSB Infinitus Limited is the sole shareholder of Lasting Success Holdings Limited which is a shareholder of the Company. On October 28, 2024, MSB Infinitus Limited disposed all it’s shares in Lasting Success Holdings Limited to Ms. Stella Lo. MSB Infinitus Limited is not a related party to QMMM Holdings Limited thereafter.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business. Subject to the Companies Act (as revised) and our Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. In order for us to pay dividends to our shareholders, we will rely on distribution payments made by ManyMany Creations and Quantum Matrix. If ManyMany Creations and Quantum Matrix incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Report, our authorized share capital is US$50,000.00 divided into 500,000,000 Ordinary Shares of a par value of US$ 0.0001 each. As of the date of this prospectus, 17,206,342 Ordinary Shares were issued.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our memorandum and articles of association contained in our registration statement on Form F-1/A (File No. 333-281961) originally filed with the Securities and Exchange Commission on September 11, 2024.

Ordinary Shares

Dividends. Subject to any rights or restrictions for the time being attached to any class or classes of shares, our Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our Company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our Company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every shareholder of record present in person or by proxy at a general meeting shall have one vote and on a poll every shareholder of record present in person or by proxy shall have one vote for each share registered in his name in the register of Members. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following discussion of material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of David Fong & Co, our Hong Kong counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. As advised by David Fong & Co., our counsel with respect to Hong Kong law, under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. A two-tiered profits tax rates regime applies: 8.25% for corporation and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profit, and 16.5% for corporation and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong, such as in the Cayman Islands, are not subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares are not subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is www. qmmm.io. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong dollars. Most of our assets are denominated in Hong Kong dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Hong Kong dollars. If the Hong Kong dollars depreciates against the U.S. dollar, the value of our Hong Kong dollars revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

All Ordinary Shares offered by our IPO are being registered for the accounts of the Selling Shareholders and we will not receive any proceeds from the sale of these shares.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of September 30, 2024, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of September 30, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Anthony S. Chan qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDIGN FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Memorandum and Articles of Association of the Company

2.1*	Description of Registrant’s Securities

2.2**	Specimen Certificate for Ordinary Shares

4.1**	Employment Agreement by and between Bun Kwai and the Company dated June 15, 2023

4.2**	Employment Agreement by and between Eric Yeung and the Company dated June 15, 2023

4.3**	Form of Indemnification Agreement by between the Company and its directors and executive officers

4.4**	Form of Director Agreement by and between the Company and its independent directors

4.5**	Project Agreement by and among Global Capital Corp, ManyMany Creations, Quantum Matrix and Bun Kwai dated July 18, 2022

4.6**	Letter of Application for Shares from Bun Kwai to the Company on February 22, 2023

4.7**	Letter of Application for Shares from Lasting Success Holdings Limited to the Company on February 22, 2023

8.1**	List of Subsidiaries

11.1**	Code of Business Conduct and Ethics

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Clawback Policy

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended June 30, 2024, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QMMM Holdings Limited

Date: January 27, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer

QMMM HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

To: The Board of Directors and Shareholders of

QMMM Holdings Limited

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QMMM Holdings Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had an accumulated deficit and has incurred recurring losses and net cash outflows from operating activities during the years ended September 30, 2023 and 2024. These factors give rise to substantial doubt that the Company would continue as a going concern. Management closely monitors the Company’s financial position and result of operations and has prepared a plan that includes raising additional capital to address this substantial doubt. Details of this plan are also found in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

January 27, 2025

We have served as the Company’s auditor since 2022

QMMM HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars, except for number of shares)

	September 30, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$497,993	$130,201
Accounts receivable, net	266,379	519,367
Contract costs	440,330	-
Prepayment	3,347,677	-
Deposits and other current assets, net	51,083	53,556
Total current assets	4,603,462	703,124

Non-current assets:
Property and equipment, net	22,297	45,975
Intangible assets, net	14,206	24,534
Deferred initial public offering (“IPO”) costs	-	87,750
Prepayment	1,179,873	-
Operating lease right-of-use assets, net	154,254	325,153
Total non-current assets	1,370,630	483,412

TOTAL ASSETS	$5,974,092	$1,186,536

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$-	$6,941
Contract liabilities	1,673	7,943
Due to shareholders	14,649	1,240,238
Operating lease liabilities, current	154,254	172,066
Income tax payable	152,740	187,453
Accrued liabilities and other payables	344,031	316,624
Accrued liabilities and other payables – related parties	20,787	17,814
Total current liabilities	688,134	1,949,079

Non-current liabilities:
Operating lease liabilities, non-current	-	153,043
Total non-current liabilities	-	153,043

TOTAL LIABILITIES	$688,134	$2,102,122

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary share, $0.0001 par value; 500,000,000 shares authorized, 17,206,342 and 15,000,000 shares issued and outstanding as of September 30, 2024 and 2023, respectively	$1,721	$1,500
Additional paid in capital	7,804,868	13,500
Accumulated deficits	(2,513,747)	(933,549)
Accumulated other comprehensive (loss) income	(6,884)	2,963
Total Shareholders’ Equity (Deficit)	5,285,958	(915,586)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,974,092	$1,186,536

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Stated in US Dollars, except for number of shares)

	Year Ended September 30,
	2024	2023	2022

Revenues	$2,698,229	$2,807,909	$3,396,000
Cost of revenues	(2,283,233)	(2,132,251)	(2,039,004)
Cost of revenues - related parties	-	(45,192)	(18,248)
Gross profit	414,996	630,466	1,338,748

Operating expenses
Selling and marketing expenses	(325,075)	(4,396)	(28,376)
General and administrative expenses	(1,655,004)	(1,930,439)	(439,548)
Total operating expenses	(1,980,079)	(1,934,835)	(467,924)

Operating (loss) income	(1,565,083)	(1,304,369)	870,824

Other (expenses) income, net
Other income	-	182	9,900
Gain on life insurance contract	-	-	8,318
Government grants	640	23,522	57,990
Interest income	1,942	1,851	10
Interest expense	(17,697)	(8,847)	(30,121)
Total other (expenses) income, net	(15,115)	16,708	46,097

(Loss) Income before taxes	(1,580,198)	(1,287,661)	916,921

Provision for income taxes	-	(3,568)	(116,358)

Net (loss) income	$(1,580,198)	$(1,291,229)	$800,563

Other comprehensive (loss) income
Foreign currency translation adjustment	(9,847)	861	1,060
Total comprehensive (loss) income	$(1,590,045)	$(1,290,368)	$801,623

(Loss) Earning per share – basic and diluted	$(0.10)	$(0.09)	$0.05
Basic and diluted weighted average shares outstanding	15,425,389	15,000,000	15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in US Dollars, except for number of shares)

	Year Ended September 30, 2024, 2023 and 2022
				(Accumulated	Accumulated
	Number		Additional	deficit) /	other
	of	Ordinary	paid in	Retained	comprehensive
	Shares	Shares	capital	Earnings	income (loss)	Total

Balance, October 1, 2021	15,000,000	$1,500	$13,500	$(442,883)	$1,042	$(426,841)

Net income	-	-	-	800,563	-	800,563
Foreign currency translation adjustment	-	-	-	-	1,060	1,060

Balance, September 30, 2022	15,000,000	$1,500	$13,500	$357,680	$2,102	$374,782

Net loss	-	-	-	(1,291,229)	-	(1,291,229)
Foreign currency translation adjustment	-	-	-	-	861	861

Balance, September 30, 2023	15,000,000	$1,500	$13,500	$(933,549)	$2,963	$(915,586)

Issue of new shares	2,206,342	221	7,791,368	-	-	7,791,589
Net loss	-	-	-	(1,580,198)	-	(1,580,198)
Foreign currency translation adjustment	-	-	-	-	(9,847)	(9,847)

Balance, September 30, 2024	17,206,342	1,721	7,804,868	(2,513,747)	(6,884)	5,285,958

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	Year Ended September 30,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,580,198)	$(1,291,229)	$800,563
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	23,921	22,818	29,495
Amortization of intangible assets	10,469	10,438	5,433
Amortization of operating lease right-of-use assets	172,603	171,339	170,349
Gain on life insurance contract	-	-	(8,318)
(Reversal of) provision of allowance for expected credit loss	(29,013)	21,228	10,881
Changes in assets and liabilities:
Accounts receivable	285,306	(75,884)	(113,014)
Contract costs	(438,125)	171,649	(68,030)
Prepayment	(4,504,878)	-	-
Deposits and other current assets	2,400	(1,194)	(1,973)
Accounts payable	(6,961)	(25,217)	(147,725)
Contract liabilities	(6,301)	(246,795)	115,458
Accrued liabilities and other payables	28,804	294,681	(105,383)
Operating lease liabilities	(172,560)	(175,921)	(167,941)
Income tax payable	(36,016)	(9,813)	118,391
Net cash (used in) provided by operating activities	(6,250,549)	(1,133,900)	638,186

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(12,335)	(36,269)
Purchase of intangible assets	-	(20,046)	-
Redemption of life insurance contracts	-	-	227,222
Net cash (used in) provided by investing activities	-	(32,381)	190,953

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans	-	(212,340)	(581,624)
Net proceeds from issuance of shares	7,791,589	-	-
Deferred IPO cost	87,750	(87,750)	-
Repayment of finance lease liabilities	-	-	(4,386)
(Repayment to) proceeds from shareholders	(1,225,447)	1,231,284	(209,297)
Net cash provided by (used in) financing activities	6,653,892	931,194	(795,307)

Net increase (decrease) in cash and cash equivalents	403,343	(235,087)	33,832
Effect of foreign currency translation on cash and cash equivalents	(35,551)	839	5,799
Cash and cash equivalents, beginning of year	130,201	364,449	324,818
Cash and cash equivalents, end of year	$497,993	$130,201	$364,449

Supplementary cash flow information:
Taxes paid (refunded)	$33,590	$14,050	$(842)
Interest paid	$-	$2,483	$13,030
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$354,671	$-

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

QMMM Holdings Limited (The “Group” or the “Company”) was incorporated in the Cayman Island on July 29, 2022 as an investment holding company. The Company conducts its primary operations through two of its indirectly wholly owned subsidiaries ManyMany Creations Limited (“MM”) and Quantum Matrix Limited (“QM”) which are both incorporated and domiciled in the Hong Kong Special Administrative Region (“HK SAR”). The Company is primarily engaged in providing digital media advertising and marketing production services and it is headquartered in Hong Kong

The following is an organization chart of the Company and its subsidiaries:

As of September 30, 2024, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
Grade A Global Limited	● A BVI company ● Incorporated on July 5, 2022	100%	Holding Company
Witty Time Holdings Limited	● A BVI company ● Incorporated on July 5, 2022	100%	Holding Company
ManyMany Creations Limited (“MM”)	● A Hong Kong company ● Incorporated on June 15, 2005	100%	Digital media advertising and marketing production services
Quantum Matrix Limited (“QM”)	● A Hong Kong company ● Incorporated on March 20, 2014	100%	Digital media advertising and marketing production services

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on July 1, 2024. On July 22, 2024, the Company consummated the Offering of 2,150,000 ordinary shares at a price to the public of $4.00 per share. On August 8, 2024, the Company further issued 56,342 ordinary shares at a price of $4.00 per share to the underwriter as a result of partially exercising the over-allotment option. The aggregate gross proceeds from the Offering amounted to $8,825,368, prior to deducting underwriting discounts, commissions and offering-related expenses.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on November 14, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity (deficit) and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the period, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period

GOING CONCERN

The Company has incurred a net loss of $1,580,198 and $1,291,229 for the year ended September 30, 2024 and 2023, respectively. As of September 30, 2024 and 2023, the Company had accumulated deficits of $2,513,747 and $933,549; its net cash used in operating activities for the year ended September 30, 2024 and 2023 was $6,250,549 and $1,133,900. As of the date of this report, there still exists substantial doubt that the Company will continue as going concern. Management plans to focus its resources on more profitable projects in Hong Kong and bid for overseas projects. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates. Significant estimates required to be made by management include, but not limited to, provision for expected credit losses against accounts and other receivable, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiaries in the Hong Kong is Hong Kong Dollars (“HKD” or “HK$”), its other subsidiaries which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from HKD into USD has been made at the following exchange rates:

	September 30, 2024	September 30, 2023	September 30, 2022
Year-end $: HK$ exchange rate	7.7693	7.8308	7.8494
Year average $: HK$ exchange rate	7.8084	7.8317	7.8221

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities less than three months.

Prepayment

Prepayment is mainly comprised of payments made to vendors or service providers for future services that have not been provided. These amounts are non- refundable and bear no interest.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits and other current assets, net

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Other current assets, net, primarily consists of other receivables from third parties. These amounts are non-refundable, unsecured and bear no interest. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

As of September 30, 2024 and 2023, the Company made $540 and $56 allowance for expected credit loss for deposit and other current assets, respectively.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the property and equipment are as follows:

Furniture and fixtures	4 years
Office equipment	4 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s consolidated statements of operations and comprehensive income. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of major intangible assets are as follows:

Website	4 years
Patent	4 years

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, FINRA filing fees and Nasdaq filing fees which actually occured as a result of the IPO.

Lease

Effective October 1, 2020, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of September 30, 2024 and September 30, 2023, there were approximately $154,254 and $325,153 right of use (“ROU”) assets and approximately $154,254 and $325,109 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.875% (2023: 5.875%) plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 7.375% (2023: 7.375%).

Accounts payable

Accounts payable represents trade payables to vendors.

Accrued liabilities and other payables

Accrued liabilities and other payables primarily include salaries payable, accrual and other payable.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Related parties include:

a.	Affiliates of the entity
b.	Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity
c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management
d.	Principal owners of the entity and members of their immediate families
e.	Management of the entity and members of their immediate families
f.	Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests
g.	Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management is currently evaluating the impact of this guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statement of operations and comprehensive (loss) income and statement of cash flows.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Effective October 1, 2020, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after October 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged.

There were no cumulative effect adjustments for service contracts in place prior to October 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;
2.	identify its performance obligations under those contracts;
3.	determine the transaction prices of those contracts;
4.	allocate the transaction prices to its performance obligations in those contracts; and
5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company currently generates its revenue from the following:

Revenue from provision of digital media advertising and marketing production services

The Company provides digital media advertising and marketing production services to its customers by designing animations, creating virtual reality contents, tailoring virtual avatar characters, providing virtual apparel technology services and arranging physical and online display. The Company typically enters into service contracts with its customers which will set forth the terms and conditions including the transaction price, services to be delivered, terms of delivery, and terms of payment. Service contracts are fixed priced with no variable consideration and are typically satisfied in one year or less. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where display of finished contents to the public or targeted audiences at the physical location or online platform specified by the customer indicates that the Company has completed all the services agreed upon in the service contract. The Company assesses that content production and content display services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The Company therefore recognizes revenue at a point in time when finished contents are accepted by customers and published. Typically, the Company collects approximately 40% of contract sum upfront, with the remaining balance collected in two to three installments based on milestones and project completion.

Significant accounts related to the revenue cycle are as follows:

Cost of revenues

Cost of revenue consists primarily of personnel costs (including base pay and benefits) and subcontracting cost for consultancy and production services which are directly related to revenue generating transactions.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance for expected credit loss when necessary. The allowance for expected credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance for expected credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. As of September 30, 2024 and 2023, the Company made $20,322 and $49,573 allowance for expected credit loss for accounts receivable, respectively.

Contract Costs

Contract costs incurred during the production phases of the Company’s service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of procurement and material costs directly related to the contract. Contract costs are recognized as cost of revenue when performance obligation(s) is fulfilled and revenue is recognized concurrently.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the year ended September 30, 2024, 2023 and 2022, no impairment loss was recognized.

Contract liabilities

Contract liabilities represents payment advanced from customers. It is recognized when a payment is received from a customer before the Company transfers the related goods or services.

Contract liabilities are recognized as revenue when the Company performed its performance obligation(s) under the contract (i.e., transfers control of the related goods or services to the customer).

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective October 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The details of revenue and cost of revenue of the Company is as follows:

	For the year ended September 30,
	2024	2023	2022
Revenue	2,698,229	2,807,909	3,396,000
Cost of Revenue	(2,283,233)	(2,177,443)	(2,057,252)
Gross Profit	$414,996	$630,466	$1,338,748
Gross Profit Margin	15.4%	22.5%	39.4%

Government Grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $640, $23,522 and $57,990 for the year ended September 30, 2024, 2023 and 2022, respectively from the Hong Kong SAR Government.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related Mandatory Provident Fund (“MPF”) costs for our operations and support personnel, carpark rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion expenses and media expense.

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the period is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company adopted ASC Topic 740-10-05, “Income Taxes: Overview and Background”, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the periods and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the year ended September 30, 2024, 2023 and 2022.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company’s operations and location of assets is only in Hong Kong. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties and lease liabilities, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due to related parties and lease liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	September 30, 2024	September 30, 2023

Accounts receivable	$286,701	$568,940
Less: allowance for expected credit loss	(20,322)	(49,573)
Accounts receivable, net	$266,379	$519,367

The movement of allowances for expected credit loss is as follow:

	September 30, 2024	September 30, 2023

Balance at beginning of the year	$49,573	$28,382
(Reversal of) provision	(29,251)	21,191
Ending balance	$20,322	$49,573

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 4 – CONTRACT COSTS

Contract costs consist of the following:

	September 30, 2024	September 30, 2023

Balance at the beginning of year	$-	$171,261
Additions	1,206,379	212,499
Recognized to cost of revenue during the year	(766,049)	(383,760)
Balance at the end of year	$440,330	$-

NOTE 5 – PREPAYMENT

Prepayment consist of the following:

	September 30, 2024	September 30, 2023

Development of Enterprise Resources Planning System*	$1,857,310	$-
Prepaid marketing expenses**	2,670,240	-
Total	$4,527,550	$-
Less: Amount classified as non-current assets	(1,179,873)	-
Amount classified as current assets	$3,347,677	$-

*	Pursuant to the software development agreement, development of Enterprise Resources Planning System is expected to be completed within 1 year.

**	Prepaid marketing expenses were made to vendors for 2-year marketing services including investor relations, media coverage, advertising and monitoring of social media, production of marketing materials and translation services.

NOTE 6 – DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	September 30, 2024	September 30, 2023

Deposits	$51,623	$51,193
Other current assets, net	-	2,419
Less: allowance for expected credit loss	(540)	(56)
	$51,083	$53,556

The movement of allowances for expected credit loss is as follow:

	September 30, 2024	September 30, 2023

Balance at beginning of the year	$56	$47
Provision	484	9
Ending balance	$540	$56

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	September 30, 2024	September 30, 2023
At cost:
Office equipment	$161,937	$161,581
Fixture and fittings	100,085	99,848
Motor vehicle	52,294	52,170
Exchange adjustment	2,488	717
	316,804	314,316
Less: accumulated depreciation	(294,507)	(268,341)
Total	$22,297	$45,975

Depreciation expense for the year ended September 30, 2024, 2023 and 2022 was $23,921, $22,818 and $29,495, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	September 30, 2024	September 30, 2023
At cost:
Website	$21,709	$21,658
Patent	20,048	$20,046
Exchange adjustment	331	$53
Less: accumulated amortization	(27,882)	$(17,223)
Total	$14,206	$24,534

Amortization expense for the year ended September 30, 2024 2023 and 2022 was $10,469, $10,438 and $5,433, respectively.

NOTE 9 – DEFERRED INITIAL PUBLIC OFFERING (“IPO”) COSTS

Deferred initial public offering (“IPO”) costs consist of the following:

	September 30, 2024	September 30, 2023
Underwriting fee	$-	$80,000
Nasdaq filing fee	-	5,000
FINRA filing fee	-	2,750
Total	$-	$87,750

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 10 – CONTRACT LIABILITIES

Contract liabilities consists of the following:

	September 30, 2024	September 30, 2023

Balance at beginning of year	$7,943	$254,163
Additions	858,595	586,860
Recognized to revenue during the year	(864,865)	(833,080)
Balance at the end of year	$1,673	$7,943

Contract liabilities represent the payment advanced from customers.

NOTE 11 – LEASES

The Company has an operating lease for office space. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.875% plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 7.375%.

As of September 30, 2024 and 2023, the right-of-use assets totalled $154,254, and $325,153, respectively.

As of September 30, 2024 and 2023, lease liabilities consist of the following:

	September 30, 2024	September 30, 2023

Operating lease liabilities – current portion	$154,254	$172,066
Operating lease liabilities – non-current portion	-	153,043
Total	$154,254	$325,109

During the year ended September 30, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $172,603, $171,339 and $170,349, respectively.

Other lease information is as follows:

	September 30, 2024	September 30, 2023

Weighted-average remaining lease term – operating leases	10 months	22 months
Weighted-average discount rate – operating leases	7.375%	7.375%

The following is a schedule of future minimum payments under operating leases as of September 30, 2024:

September 30,
2024

Year ending September 30, 2025	159,345
Total undiscounted lease obligations	159,345
Less: imputed interest	(5,091)
Lease liabilities recognized in the consolidated balance sheet	$154,254

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 11 – LEASES (CONTINUED)

The following table represents the cash lease payments included in the measurement of lease liabilities for the years ended September 30, 2024 and 2023.

	For the year ended September 30,
	2024	2023

Cash paid for amounts included in the measurement of lease liabilities	$190,257	$182,285

NOTE 12 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	September 30, 2024	September 30, 2023
Accrued salary	$130,824	$120,925
Amount due to third parties*	213,207	195,699
Total	$344,031	$316,624

*	The amount due to third parties primarily represented the accrued audit fee and rent payable.

NOTE 13 – EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on July 29, 2022, with an authorized share capital of US$50,000 divided into 50,000,000 shares of US$0.001 each.

On February 22, 2023, 14,990,000 additional Shares of US$0.001 were issued and fully paid. The Company allotted 10,493,000 shares to Mr. Bun Kwai and 4,497,000 share to Lasting Success Holdings Limited. Immediately after the share allotment, the Company had 50,000,000 authorized shares, par value of US$0.001, of which 15,000,000 were issued and outstanding.

On May 17, 2023, the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 Ordinary Shares of a par value of US$0.001 per share, to US$50,000, divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 per share. At the same day, the shareholders of the Company surrendered 135,000,000 Ordinary Shares of US$0.0001 par value each to the Company for no consideration. As a result, the Company has 500,000,000 authorized shares, par value of US$0.0001, of which 15,000,000 were issued and outstanding.

On July 22, 2024, the Company consummated the Offering of 2,150,000 ordinary shares at a price to the public of $4.00 per share. On August 8, 2024, the Company further issued 56,342 ordinary shares at a price of $4.00 per share to the underwriter as a result of partially exercising the over-allotment option. The aggregate gross proceeds from the Offering amounted to $8,825,368, prior to deducting underwriting discounts, commissions and offering-related expenses. Upon the completion of the Offering, 17,206,342 Ordinary Shares are issued and outstanding.

The Company only has one single class of Ordinary Shares that are accounted for as permanent equity.

NOTE 14 – EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 15 – PROVISION FOR INCOME TAXES

Cayman Islands and British Virgin Islands

QMMM Holdings Limited is incorporated in Cayman Islands and Grade A Global Limited and Witty Time Holdings Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses for the year ended September 30, 2024, 2023 and 2022.

	For the year ended September 30,
	2024	2023	2022

(Loss) Income before tax expenses	$(1,580,198)	$(1,287,661)	$916,921
Tax expenses at the Cayman Islands statutory income tax rate	-	-	-
Income taxes computed at Hong Kong Profits Tax rate	(260,732)	(212,464)	151,292
Tax allowance at the statutory tax rates	(1,008)	(6,401)	(10,118)
Tax effect on non-assessable income*	(5,214)	(1,519)	(11,747)
Tax effect on non-deductible expenses	124,712	222,184	10,430
Tax effect on tax losses not recognized	147,013	5,336	-
Tax effect on utilization of tax losses	(4,771)	-	(2,405)
Tax effect of two-tier tax rate	-	(3,568)	(21,094)
Income taxes	$-	$3,568	$116,358

*	Income that is not taxable mainly consisted of government grants which are non-taxable under Hong Kong profits tax law for the year ended September 30, 2024, 2023 and 2022.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 15 – PROVISION FOR INCOME TAXES (CONTINUED)

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the year ended September 30, 2024, 2023 and 2022:

	For the year ended September 30,
	2024	2023	2022

Cayman Islands statutory tax rate	0.0%	0.0%	0.0%
HK SAR statutory tax rate	16.5%	16.5%	16.5%
Tax allowance	0.1%	0.5%	(1.1)%
Non-assessable income	0.3%	0.1%	(1.3)%
Non-deductible expenses	(7.9)%	(17.3)%	1.1%
Tax losses not recognized	(9.3)%	(0.4)%	-
Utilization of tax losses	0.3%	-	(0.2)%
Two-tier tax rate	-	0.3%	(2.3)%
Effective tax rate	$-	$(0.3)%	$12.7%

Significant component of deferred tax assets as follows:

	September 30,
	2024	2023	2022

Net operating loss carry forward	$183,535	$40,257	$34,837
Valuation allowance	(183,535)	(40,257)	(34,837)
Deferred tax assets	$-	$-	$-

In assessing the realizability of deferred tax assets, management consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making the assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The Company concludes that it cannot reliably predict future profitability, and accordingly, unable to determine if it can derive future benefits from the deferred tax assets arising from the net operating loss carry forward.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 16 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues for the year ended September 30, 2024, 2023 and 2022.

	For the year ended
	September 30,
Customers	2024		2023		2022
	Amount $	%	Amount $	%	Amount $	%
A	693,122	25.7%	-	-	-	-
B	491,525	18.2%	592,240	21.1%	652,996	19.2%
C	213,232	7.9%	260,684	9.3%	267,127	7.9%
D	177,871	6.6%	-	-	-	-
E	172,891	6.4%	563,141	20.1%	1,180,374	34.8%
F	89,532	3.3%	307,255	10.9%	6,392	0.2%
G	36,499	1.4%	197,914	7.1%	42,827	1.3%
H	28,175	1.0%	30,134	1.1%	265,371	7.8%
I	10,245	0.4%	78,910	2.8%	253,257	7.5%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of September 30, 2024 and 2023.

	September 30,
Customers	2024		2023
	Amount $	%	Amount $	%
E	85,979	30.0%	36,906	6.5%
J	51,356	17.9%	29,371	5.2%
B	47,302	16.5%	213,193	37.5%
K	24,519	8.6%	-	-
A	24,466	8.5%	-	-
L	-	-	127,701	22.4%
F	14,980	5.2%	76,867	13.5%
C	16,733	5.8%	64,757	11.4%

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 16 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the year ended September 30, 2024, 2023 and 2022.

	For the year ended
	September 30,
Suppliers	2024		2023		2022
	Amount $	%	Amount $	%	Amount $	%
M	332,975	14.6%	-	-	-	-
N	239,896	10.5%	-	-	-	-
O	122,421	5.4%	334,281	15.3%	57,770	3.8%
P	78,512	3.4%	117,775	5.4%	-	-
Q	65,939	2.9%	15,841	0.7%	-	-
R	-	-	93,849	4.3%	-	-
S	-	-	92,572	4.2%	246,098	12.0%
T	-	-	48,596	2.2%	5,720	0.3%
U	12,807	0.6%	23,622	1.1%	39,376	1.9%
V	-	-	9,270	0.4%	30,235	1.5%
W	-	-	-	-	29,506	1.4%

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 17 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended September 30, 2024 is $266,379.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other current assets

The Company assessed the impairment for its other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other current assets as of September 30, 2024 and 2023 is $540 and $56, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the year ended September 30, 2024, 2023 and 2022 would have increased or decreased by approximately $4,980, $1,302 and $58, respectively.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 17 – RISKS (CONTINUED)

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 18 – RELATED PARTY TRANSACTIONS

The summary of amount due to related parties as the following:

		September 30,
		2024	2023
Due to related parties consist of the following:
Mr. Bun Kwai	Due to shareholders	14,649	20,791
Mr. Bun Kwai	Accrued liabilities and other payables	10,940	10,855
Mr. Chun San Leung*	Accrued liabilities and other payables	2,124	2,107
Mr. Pak Lun Patrick Au*	Accrued liabilities and other payables	7,723	4,852
MSB Infinitus Limited ***	Due to shareholders	-	1,219,447
		$35,436	$1,258,052

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the year ended
	September 30,
	2024	2023	2022

Service fee to Cubic Creation Limited**	$-	$45,192	$18,248
Service fee to Mr. Chun San Leung*	-	-	17,994
Salary to Mr. Bun Kwai	130,629	118,078	21,989
Salary to Mr. Chun San Leung*	25,357	13,273	23,012
Salary to Mr. Pak Lun Patrick Au*	88,753	50,436	-
Purchase of intangible asset from Mr. Bun Kwai	-	20,046	-
Repayments to MSB Infinitus Limited***	1,219,447	-	-

*	Mr. Chun San Leung and Mr. Pak Lun Patrick Au are the directors of QMMM Holdings Limited
**	Cubic Creations Limited is fully owned by Mr. Chun San Leung
***	MSB Infinitus Limited is the sole shareholder of Lasting Success Holdings Limited which is a shareholder of the Company. On October 28, 2024, MSB Infinitus Limited disposed all it’s shares in Lasting Success Holdings Limited to Ms. Stella Lo. MSB Infinitus Limited is not a related party to QMMM Holdings Limited thereafter.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and through the issuance date of these consolidated financial statements.

NOTE 20 – SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2024, through January 27, 2025 which is the date that these consolidated financial statements are available to be issued. There are not any material subsequent events that require disclosure in these consolidated financial statements.

