Form 20-F
period 2025-09-30
QMMM Holdings Ltd
filed 2026-09-09
CIK 1971542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Workshop 9, 11/F., Kodak House II, 39 Healthy Street East, Hong Kong

(Address of principal executive offices)

Wing Kam (Eric) Yeung

Tel: +(852) 3549-6889

Email: info@qmmm.io

Workshop 9, 11/F., Kodak House II, 39 Healthy Street East, Hong Kong

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares of par value USD0.0001 each Class B Ordinary Shares of par value USD0.0001 each	QMMM	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 48,951,842 Class A Ordinary Shares and 8,254,500 Class B Ordinary Shares issued and outstanding as of the day of this annual report.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“QMMM Holdings,” “QMMM,” “we,” “us,” “our company,” “the Company,” “Registrant,” and “our” are to QMMM Holdings Limited, a Cayman Islands exempted company with limited liability incorporated on July 29, 2022, and its directly and indirectly owned subsidiaries;

●	“Quantum Matrix” are to Quantum Matrix Limited, which was incorporated under the laws of Hong Kong on March 20, 2014 and is a wholly owned operating subsidiary of Grade A Global Limited, a British Virgin Islands business company, which itself is a wholly owned subsidiary of QMMM Holdings;

●	“ManyMany Creations” are to ManyMany Creations Limited, which was incorporated under the laws of Hong Kong on June 15, 2005 and is a wholly owned operating subsidiary of Witty Time Holdings Limited, a British Virgin Islands business company, which itself is a wholly owned subsidiary of QMMM Holdings;

●	“Ordinary Share(s)” are to the Class A ordinary shares and Class B ordinary shares of QMMM Holdings with a par value of US$0.0001 per share;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“HK$” or “HKD” are to the Hong Kong dollar, the legal currency of Hong Kong;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

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

Summary of Key Risks

Risks Related to Our Business

●	We have received a Staff Delisting Determination and if our appeal, if submitted, is unsuccessful, our Class A Ordinary Shares will be delisted, which would severely limit liquidity and depress our stock price.

●	If we fail to upgrade, enhance and expand our technology and services to meet customer needs and preferences, the demand for our solutions and services may materially diminish.

●	We have developed our Quantum Fit and Quantum Human solutions. If the market for Quantum Fit and Quantum Human solutions deceases or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

●	The prices and fees of our production and services may decrease from time to time due to technological advancement, which may in turn adversely affect our profitability.

●	High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

●	Third parties may, from time to time, assert or claim that we infringed their intellectual property rights, and any failure to protect our intellectual property rights could have a material adverse impact on our business.

●	Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

Risks Relating to Doing Business in Hong Kong

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on their operations and/or the value of the securities we are registering for sale.

●	There are significant regulatory, liquidity, and enforcement risks to investors that our corporate structure and being based in or having the majority of the Company’s operations in Hong Kong. We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations. For example, there are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities we are registering for sale. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Risks relating to the economic, political, legal and social conditions in Hong Kong.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our operating subsidiaries in Hong Kong.

Risks Relating to Our Ordinary Shares

●	The market price for our Ordinary Shares may be volatile.

●	We are not likely to pay cash dividends in the foreseeable future.

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law may provide substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Risks Relating to Our Business

We have received a Staff Delisting Determination and if our appeal, if submitted, is unsuccessful, our Class A Ordinary Shares will be delisted, which would severely limit liquidity and depress our stock price.

On June 17, 2026, QMMM Holdings Limited. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect. If the Panel affirms the Staff Determination, our Class A Ordinary Shares will be delisted. If our Class A Ordinary Shares are delisted from Nasdaq, the liquidity and price of our securities may be more limited. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which in turn, could materially adversely affect our business and financial condition.

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

Historically, our revenue has been primarily derived from the sales of digital advertising services and solutions primarily used for advertising and marketing campaigns. We have developed our patented Quantum Fit technology as a real-time virtual auto-fit solution in the fashion and apparel industry and our patented Quantum Human technology as a high-fidelity avatar creation solution for a wide range of events, entertainment, and virtual activity. We have also developed our technology solutions for interactive design, which is applicable in attractions and fashion industry e.g. use of avatar creation solution and virtual apparel production in fashion show, STEAM/STEM based projects in theme park, as well as any venue based interactive digital experience. In, 2023, 2024 and 2025, sales of our Quantum Fit and Quantum Human solutions generated approximately US$216,109, US$200,873 and US$213,727 which accounted for approximately 7.7%, 7.4% and 10.9% of our total revenue, respectively.

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

We have been conducting business in the digital media, virtual reality, virtual apparel and animation design industries for more than 19 years. We recorded revenue of approximately US$2.0 million, US$2.7 million and US$2.8 million, respectively and loss of approximately US$2.0 million, US$1.6 million and US$1.3 million, respectively for the years ended September 30, 2025, 2024 and 2023, respectively. The sustainability of our revenue and profit will depend on the ability to maintain our competitiveness by delivering high quality and innovative products and services.

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

We may not achieve or sustain profitability.

We had net loss of $1,998,372, $1,580,198 and $1,291,229 in 2025, 2024 and 2023, respectively. However, we cannot assure you that we will be able to generate net profit from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a stable growth performance, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our business requires significant financial resources, but we may not be able to obtain it in a timely manner and on favorable terms or at all.

We had a net loss of $1,998,372, $1,580,198 and $1,291,229 for 2025, 2024 and 2023, respectively. We have in the past financed our working capital needs primarily with capital contributions and loans from shareholders.

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

Our customers consist almost exclusively of enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2025, 2024 and 2023, respectively, we generated approximately 20.3%, 25.7% and 21.1% of our total revenues from our largest customer and approximately 55.2%, 64.8% and 68.5% from our top five largest customers. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers exposes us to the risk of substantial losses if any of them reduces or ceases doing business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

Our success is largely attributable to the continued commitment and contribution of our executive directors and senior management. Their extensive knowledge and experience in the digital media, virtual reality, virtual apparel, digital advertising, and animation design, as well as their established relationships with our customers have played a major role in our attainments. Mr. Bun Kwai has over 19 years of experience in the digital media, virtual reality, virtual apparel, digital advertising, and animation design industry. Other than our executive directors, our senior management team, Ms. Fung Kuen Constance Li, Mr. Siu Kei Tse and Ms. Mei Yee Li, who possess over 18, 19 and 18 years’ experience in computer animation, advertising, and film industries, respectively, also play an important role in the daily operation of the Company.

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

Our auditor, GGF CPA LTD, an independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2026 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and Hong Kong could affect the listing status and trading our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our securities.

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

QMMM is a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands with two subsidiaries operating and based in Hong Kong. As of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of QMMM are based in Hong Kong and are not mainland China citizens. All of our revenues and profits are generated by our operating entities in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, we would not be subject to filing requirements with the CSRC under Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”).

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, offering securities to foreign investors, or list and trade on a U.S. or other foreign exchange. The Company is headquartered in Hong Kong and it owns 100% equity interest of all its subsidiaries in Hong Kong and does not have a VIE structure. The operating subsidiaries of the Company provide digital media advertising services and marketing production services in Hong Kong and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security of China and they don’t have documents and materials which may adversely affect national security or public interests of China. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors or cause the value of our Ordinary Shares to significantly decline or be worthless.

As of the date of this annual report, the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. However, if we did become subject to PRC laws/authorities, we could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer being able to conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We currently have no operation or subsidiary in China, we or our subsidiaries are not required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which are confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Also, we or our subsidiaries, are not covered by permissions requirements from CSRC, CAC or any other governmental agency. We have received all requisite permissions or approvals, i.e. certificates of incorporation and business registration certificates that have been obtained by ManyMany Creation and Quantum Matrix in Hong Kong, for our business operations and no permission or approval has been denied. If we or any of our subsidiaries do not receive or maintain permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

Our business operations are principally in Hong Kong. Accordingly, our business and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong and, specifically, from ManyMany Creations and Quantum Matrix. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of our operating subsidiaries. Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operating subsidiaries’ operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Risks Related to our Ordinary Shares

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

Certain recent instances of extreme stock price and volume fluctuations have been seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. We anticipate that the trading price of our shares is likely to be volatile, and our shares may be subject to rapid and substantial price volatility. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects and may distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our shares of common stock, regardless of our actual or expected operating performance. If we encounter such volatility, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our shares of common stock and understand the value thereof.

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

Depending on the amount of cash we raised, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

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

ManyMany Creations Limited was incorporated in Hong Kong on June 15, 2005.

Quantum Matrix Limited was incorporated in Hong on March 20, 2014.

On July 18, 2022, ManyMany Creations, Quantum Matrix, MSB Global Capital Corp. (“MSB”) and Mr. Bun Kwai entered into a Project Agreement. Pursuant to the Project Agreement, Mr. Kwai shall sell and MSB shall purchase (1) 3,000 Ordinary Shares of Quantum Matrix and (2) 3,000 Ordinary Shares of ManyMany Creations, at the consideration of US$1,000 in return for a shareholder’s loan made or caused to be made by MSB. The loans is to be used as payment for the professional fees for the listing project as ManyMany Creations and Quantum Matrix were seeking to list on Nasdaq Stock Exchange.

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

Upon the Reorganization, the Company has subsidiaries in Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Indirect or Direct Ownership	Principal Activities
Grade A Global Limited	July 5, 2022	British Virgin Islands	100%	Holding Company
Witty Time Holdings Limited	July 5, 2022	British Virgin Islands	100%	Holding Company
ManyMany Creations	June 15, 2005	Hong Kong	100%	Digital Media Advertising and Marketing Production Services

Quantum Matrix	March 20, 2014	Hong Kong	100%	Digital Media Advertising and Marketing Production Services

Initial Public Offering

On July 18, 2024, the Company, entered into an underwriting agreement with WallachBeth Capital, LLC, as representative of the underwriters named therein, pursuant to which the Company agreed to sell to the WallachBeth Capital, LLC in a firm commitment underwritten public offering (the “Initial Public Offering”) an aggregate of 2,150,000 Ordinary Shares at a public offering price of $4 per share. The Company has also granted WallachBeth Capital, LLC a 45-day option to purchase up to an additional 322,500 Ordinary Shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274887), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on July 1, 2024.

On July 22, 2024, the Company closed the Initial Public Offering. Under the terms of the Underwriting Agreement, the Company sold a total of 2,150,000 Ordinary Shares at an offering price of $4.00 per share for gross proceeds of $8.6 million. The Ordinary Shares sold consisted of 2,150,000 Ordinary Shares of the Company pursuant to WallachBeth Capital, LLC’s firm commitment with no over-allotment exercised by WallachBeth Capital, LLC. A final prospectus relating to the Initial Public Offering was filed with the Commission on July 22, 2024.

On August 2, 2024, WallachBeth Capital, LLC partially exercised its option to purchase an additional 56,342 Ordinary Shares of the Company at a price of $4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on August 8, 2024. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $8.83 million, before deducting underwriting discounts and other related expenses.

Post-IPO Share Redesignation and Adoption of the Memorandum and Articles of Association

On 21 March, 2025, at the annual general meeting of the Company (the “AGM”), the shareholders of the Company by ordinary resolutions redesignated the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 490,000,000 class A Ordinary Shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 10,000,000 class B Ordinary Shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by (i) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the Memorandum and Articles of Association on a one for one basis; (ii) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Memorandum and Articles of Association on a one for one basis; and (iii) redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a one for one basis (the “Share Redesignation”).

On the same day at the AGM, the shareholders of the Company by special resolutions adopted the Memorandum and Articles of Association in order to reflect the Share Redesignation and to set out the rights and obligations attached to the Class A Ordinary Shares and the Class B Ordinary Shares, respectively.

Resale Offering by Shareholders and Follow-on Offering by the Company

On September 6, 2024, the Company filed the registration statement on Form F-1 with the SEC (File No. 333- 281961) (as amended, the “Resale Prospectus”), which was declared effective on September 13, 2024, for certain shareholders of the Company to register their existing shareholding of an aggregate of up to 5,239,500 Ordinary Shares to be sold pursuant to the Resale Prospectus.

On May 8, 2025, the Company filed the registration statement on Form F-1 with the SEC (File No. 333- 287066) (as amended, the “Offering Prospectus”), which was declared effective on June 20, 2025, for the secondary offering by the Company on a best efforts basis of up to 40,000,000 Class A Ordinary Shares.

Subsequently, the Company filed a shelf registration statement on Form F-3 on September 5, 2025. This shelf registration authorizes QMMM to offer and sell, from time to time, up to US$800,000,000 aggregate initial offering price of various securities, including Class A Ordinary Shares, warrants, share purchase contracts, units, rights, and debt securities. As of the date of this annual report, the Form F-3 has not been declared effective.

Suspension of Trading

On September 26, 2025, the Company received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on September 29, 2025, through 11:59 p.m. EDT on October 10, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. On September 30, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

On June 17, 2026, QMMM Holdings Limited (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

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

QMMM Holdings Limited’s Offices

Our principal executive offices are located at Workshop 9, 11/F., Kodak House II, 39 Healthy Street East, Hong Kong. Our telephone number at this address is + (852) 3549-6889. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is www.qmmm.io. The information contained on our website is not a part of this Report.

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

In March 2014, our wholly owned subsidiary Quantum Matrix was incorporated, which has launched our digital avatar “Quantum Human” and “Quantum Fit” solutions, which we believe is the world’s only avatar technology for mass adoption of virtual identity. As of the date of this annual report, Quantum Matrix has created over 30,000 digital avatars.

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

For the fiscal years ended September 30, 2025, 2024 and 2023, we had total revenue of $1,954,976, $2,698,229 and $2,807,909, respectively, and net loss of $1,998,372 for 2025, $1,580,198 for 2024 and $1,291,229 for 2023, respectively.

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

Our Customers

Our customers have consisted of international banks, real estate developments, theme parks, and some of the most recognized international brands in global finance, insurance, retail apparel, high fashion, cosmetics, electronics, hospitality, and social media, among other high-profile industries. Our customers consist almost exclusively of enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2025, 2024 and 2023, respectively, we generated approximately 20.3%, 25.7% and 21.1% of our total revenues from our largest customer and approximately 55.2%, 64.8% and 68.5% from our top five largest customers.

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

We currently have 16 employees in our creative team and production team and 3 employees engaging in technology and R&D. Our creative team engages in creative-technology proposal drafting, design and art direction preproduction, and 3D content production. Our production team implements and produces the actual digital content in the form of computer animation and interactive 3-D applications. Our technology team develops the coding and produces the programming of our interactive applications, as well as testing the integration of off-the-shelf and open-source technologies with our existing services. Our teams consist of (x) programmers in AI, CGI, platform, gaming, material physics; (y) digital artists, digital fashion designers, art directors, creative directors; and (z) interactive design artists. We believe our capabilities, particularly driven by our advanced media technological knowhow, are recognized and valued by advertisers and customers, which have enabled us to obtain and sustain a solid client base.

Solid Advertiser Client Base Spanning a Wide Range of Industries

Our advertiser client base grew substantially since we started our business operations in 2005. Our revenue from advertising services decreased from $2,698,229 in 2024 to $1,954,976 in 2025 and decreased from $2,807,909 in 2023 to $2,698,229 in 2024, while the number of advertisers we served increased from 20 in 2024 to 26 in 2025 and slightly decreased from 21 in 2023 to 20 in 2024. The decrease of revenue by $743,253 or 27.5% from fiscal year ended September 30, 2024 to the same period of 2025 is primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. With more and more tourists coming to Hong Kong especially during traditional Chinese holidays, we expect the advertising spendings by brands and retailers will increase. The industries of our advertiser client base include luxury property development, banking services, retail sales, and theme parks, among others. The decrease of revenue by $109,680 or 3.9% from fiscal year ended September 30, 2023 to the same period of 2024 is primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. With more and more tourists coming to Hong Kong especially during traditional Chinese holidays, we expect the advertising spendings by brands and retailers will increase. The industries of our advertiser client base include luxury property development, banking services, retail sales, and theme parks, among others.

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

Our Growth Strategy

Having already established and developed a stable relationship with our major clients and gained the technical know-how, experience, and reputation in digital media advertising, virtual reality and augmented reality over 18 years of operations, we plan to build on our competitive strengths to expand our scale of business and further strengthen our market position in Hong Kong as well as to engage in further overseas expansion with the following strategies. The overseas expansion will mostly depend on a successful public offering described in this annual report in order to fund such overseas development.

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

Quantum Matrix and ManyMany Creations are digital media advertising service and marketing production service providers established in Hong Kong. As at the date of this annual report, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the provision of their services.

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

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2026, the statutory minimum hourly wage rate is HK$43.1. Failure to comply with MWO constitutes an offence under EO.

C. Organizational structure.

The following diagram illustrates the ownership structure as of the date of this annual report:

KWAI BUN
100%
OTHER SHAREHOLDERS
FORTUNE WINGS VENTURES LIMITED (BVI)
Class A Ordinary Shares : 100%
Class B Ordinary Shares : 100%
QMMM HOLDINGS LIMITED (CAYMAN ISLANDS)
100%
100%
GRADE A GLOBAL LIMITED (BVI)
WITTY TIME HOLDINGS LIMITED (BVI)
100%
100%
QUANTUM MATRIX LIMITED (HK)
MANYMANY CREATIONS LIMITED (HK)

Initial Public Offering

On July 18, 2024, the Company, entered into an underwriting agreement with WallachBeth Capital, LLC, as representative of the underwriters named therein, pursuant to which the Company agreed to sell to the WallachBeth Capital, LLC in a firm commitment underwritten public offering (the “Initial Public Offering”) an aggregate of 2,150,000 Ordinary Shares at a public offering price of $4 per share. The Company has also granted WallachBeth Capital, LLC a 45-day option to purchase up to an additional 322,500 Ordinary Shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274887), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on July 1, 2024.

On July 22, 2024, the Company closed the Initial Public Offering. Under the terms of the Underwriting Agreement, the Company sold a total of 2,150,000 Ordinary Shares at an offering price of $4.00 per share for gross proceeds of $8.6 million. The Ordinary Shares sold consisted of 2,150,000 Ordinary Shares of the Company pursuant to WallachBeth Capital, LLC’s firm commitment with no over-allotment exercised by WallachBeth Capital, LLC. A final prospectus relating to the Initial Public Offering was filed with the Commission on July 22, 2024.

On August 2, 2024, WallachBeth Capital, LLC partially exercised its option to purchase an additional 56,342 Ordinary Shares of the Company at a price of $4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on August 8, 2024. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $8.83 million, before deducting underwriting discounts and other related expenses.

Post-IPO Share Redesignation and Adoption of the Memorandum and Articles of Association

On 21 March, 2025, at the annual general meeting of the Company (the “AGM”), the shareholders of the Company by ordinary resolutions redesignated the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 490,000,000 class A Ordinary Shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 10,000,000 class B Ordinary Shares of par value US$0.0001 each (the “Class B Ordinary Shares”) by (i) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the Memorandum and Articles of Association on a one for one basis; (ii) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Memorandum and Articles of Association on a one for one basis; and (iii) redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a one for one basis (the “Share Redesignation”).

On the same day at the AGM, the shareholders of the Company by special resolutions adopted the Memorandum and Articles of Association in order to reflect the Share Redesignation and to set out the rights and obligations attached to the Class A Ordinary Shares and the Class B Ordinary Shares, respectively.

Resale Offering by Shareholders and Follow-on Offering by the Company

On September 6, 2024, the Company filed the registration statement on Form F-1 with the SEC (File No. 333- 281961) (as amended, the “Resale Prospectus”), which was declared effective on September 13, 2024, for certain shareholders of the Company to register their existing shareholding of an aggregate of up to 5,239,500 Ordinary Shares to be sold pursuant to the Resale Prospectus.

On May 8, 2025, the Company filed the registration statement on Form F-1 with the SEC (File No. 333- 287066) (as amended, the “Offering Prospectus”), which was declared effective on June 20, 2025, for the secondary offering by the Company on a best efforts basis of up to 40,000,000 Class A Ordinary Shares.

Subsequently, the Company filed a shelf registration statement on Form F-3 on September 5, 2025. This shelf registration authorizes QMMM to offer and sell, from time to time, up to US$800,000,000 aggregate initial offering price of various securities, including Class A Ordinary Shares, warrants, share purchase contracts, units, rights, and debt securities. As of the date of this annual report, the Form F-3 has not been declared effective.

Suspension of Trading

On September 26, 2025, the Company received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on September 29, 2025, through 11:59 p.m. EDT on October 10, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. On September 30, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

On June 17, 2026, QMMM Holdings Limited (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), a request for a hearing regarding a delinquent filing will only stay the suspension of the Company’s securities for a period of 15 days from the deadline to request a hearing unless the Company specifically requests, and the Hearings Panel grants, a further stay. The current trading halt under Rule 4120(a)(5) with regards to the Company’s securities will remain in place during any automatic stay or further stay granted by the Panel.

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

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

D. Property, plant and equipment.

Our principal executive office is located in Hong Kong. The lease will expire on August 31, 2027, which can be renewed upon mutual agreement with our landlord. Our leased premises are leased from an unrelated party which either has valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

Property Address	Lessor	Annual Rent		Lease Expiration Date	Purposes/Use
Workshop 9, 11/F, Kodak House II, 39 Healthy Street Ease, Hong Kong	Splendid Sharp Limited	US$	74,305	August 31, 2027	Office

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

A. Operating results

For the Years Ended September 30, 2025, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025	2024	2023

Revenues	$1,954,976	$2,698,229	$2,807,909
Cost of revenues	(1,923,552)	(2,283,233)	(2,132,251)
Cost of revenues - related parties	-	-	(45,192)
Gross profit	31,424	414,996	630,466

Operating expenses
Selling and marketing expenses	(168,303)	(325,075)	(4,396)
General and administrative expenses	(1,891,840)	(1,655,004)	(1,930,439)
Total operating expenses	(2,060,143)	(1,980,079)	(1,934,835)

Operating loss	(2,028,719)	(1,565,083)	(1,304,369)

Other income/(expenses), net
Other income	76	-	182
Exchange gain, net	34,423	-	-
Government grants	-	640	23,522
Interest income	1,682	1,942	1,851
Interest expense	(5,834)	(17,697)	(8,847)
Total other income/(expenses), net	30,347	(15,115)	16,708

Loss before taxes	(1,998,372)	(1,580,198)	(1,287,661)

Provision for income taxes	-	-	(3,568)

Net loss	$(1,998,372)	$(1,580,198)	$(1,291,229)

Revenues

The following table sets forth our revenue for the years ended September 30, 2025, 2024 and 2023, respectively:

	For the Years Ended September 30,
	2025	2024	2023

Revenues	$1,954,976	$2,698,229	2,807,909

Our revenue decreased by $743,253 or 27.5%, from $2,698,229 for the year ended September 30, 2024 to $1,954,976 for the year ended September 30, 2025. The decrease was primarily attributable to weaker conditions in the market, which resulted in clients adopting more conservative strategies in response to prevailing market conditions. These changes in client strategies directly affected the extent of their service requirements, requiring us to adapt our services and responses to address client requests in a manner more consistent with their changing needs.

Our revenue decreased by $109,680 or 3.9%, from $2,807,909 for the year ended September 30, 2023 to $2,698,229 for the year ended September 30, 2024, primarily due to weak retail market, clients tend to adopt more conservative strategies in response to market conditions compared to the past, which directly impacts the need for us to address client requests in a more appropriate manner.

Cost of revenues

The following table sets forth our cost of revenue for the years ended September 30, 2025, 2024 and 2023 respectively:

	For the Years Ended September 30,
	2025	2024	2023

Cost of revenues	$1,923,552	$2,283,233	$2,177,443

Our cost of revenue decreased by $359,681, or 15.8%, from $2,283,233 for the year ended September 30, 2024 to $1,923,552 for the year ended September 30, 2025 because of less number of projects.

Our cost of revenue increased by $105,790, or 4.9%, from $2,177,443 for the year ended September 30, 2023 to $2,283,233 for the year ended September 30, 2024 because of price increases from our subcontractors.

Gross profit

Our gross profit is summarized as follows:

	For the Years Ended September 30,
	2025	2024	2023
Gross profit	$31,424	$414,996	$630,466
Gross profit margin	1.6%	15.4%	22.5%

Our total gross profit decreased by $383,572, from $414,996 for the year ended September 30, 2024 to $31,424 for the year ended September 30, 2025. The decrease in total gross profit was mainly due to the decrease in revenue for the year ended September 30, 2025, as compared to the year ended September 30, 2024. Our total gross profit margin decreased by 13.8% from 15.4% for the year ended September 30, 2024 to 1.6% for the year ended September 30, 2025 due to more discounts provided to the customers to obtain orders.

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

Operating expenses

Our operating expenses consist of the following:

	For the Years Ended September 30,
	2025	2024	2023
Selling and marketing expenses	$(168,303)	$(325,075)	$(4,396)
General administrative expenses	(1,891,840)	(1,655,004)	(1,930,439)
Total operating expenses	$(2,060,143)	$(1,980,079)	$(1,934,835)

Our selling and marketing expenses mainly consisted of advertising cost and marketing expenses. Our selling and marketing expenses decreased by $156,772, or 48.2%, from $325,075 for the year ended September 30, 2024 to $168,303 for the year ended September 30, 2025, which was mainly due to a reduction in marketing expenditures during the year ended September 30, 2025. Following our initial public offering, we had incurred certain marketing expenses to increase our brand awareness and expand our market presence in Hong Kong and international markets. During the year ended September 30, 2025, we reduced such marketing activities and related expenditures.

Our selling and marketing expenses increased by $320,679, or 7,294.8%, from $4,396 for the year ended September 30, 2023 to $325,075 for the year ended September 30, 2024, which was mainly due to more marketing campaign after initial public offering and expected more well-known not only in Hong Kong but also international market.

Our general and administrative expenses mainly represented professional fees, computer and IT related expenses, depreciation expenses of equipment, amortization of operating lease right-of-use assets, and travelling costs. Our general and administrative expenses increased by $236,836 or 14.3%, from $1,655,004 for the year ended September 30, 2024 to $1,891,840 for the year ended September 30, 2025, which was mainly due to an increase in salary expenses.

Our general and administrative expenses decreased by $275,435 or 14.3%, from $1,930,439 for the year ended September 30, 2023 to $1,655,004 for the year ended September 30, 2024, which was mainly due to better control in our expenses after initial public offering.

Other income

Other income primarily consisted of net exchange gain for the year ended September 30, 2025, interest income for the year ended September 30, 2024, and government subsidies for the year ended September 30, 2023.

Interest expense.

Our interest expense decreased by $11,863, or 67.0%, from $17,697 for the year ended September 30, 2024 to $5,834 for the year ended September 30, 2025. The decrease was primarily attributable to the lower rent under the new lease entered into following the expiration of the previous lease, which resulted in lower interest expense.

Our interest expense increased by $8,850, or 100%, from $8,847 for the year ended September 30, 2023 to $17,697 for the year ended September 30, 2024. The increase was mainly due to increase in lease interest.

Provision for income taxes

We did not incur any provision for income taxes for the years ended September 30, 2025 and 2024.

Our income tax expenses decreased by $3,568 or 100%, from $3,568 for the year ended September 30, 2023 to $- for the year ended September 30, 2024 due to net loss during year ended September 30, 2024 comparing to the same period of 2023.

Net (loss) income.

As a result of the foregoing, we reported a net loss of $1,998,372 for the year ended September 30, 2025, as compared to a net loss of $1,580,198 for the year ended September 30, 2024 as the reasons discussed above.

As a result of the foregoing, we reported a net loss of $1,580,198 for the year ended September 30, 2024, as compared to a net loss of $1,291,229 for the year ended September 30, 2023 as the reasons discussed above.

B. Liquidity and capital resources

As reflected in our consolidated financial statements, we had net loss of $1,998,372 for the year ended September 30, 2025, as compared to net loss of $1,580,198 for the year ended September 30, 2024. As of September 30, 2025, we had cash and cash equivalents of $2,252,338 compared to $497,993 as of September 30, 2024. We had working capital that amounted to $10,016,407 and $3,915,328 as of September 30, 2025 and 2024, respectively. Our requirements are influenced by the size of our operations, the volume and dollar value of our client contracts, the progress of execution on our client contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

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

The following table sets forth a summary of our cash flows for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended
	September 30,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(5,118,623)	$(6,250,549)	$(1,133,900)
Net cash (used in) provided by investing activities	$(256,581)	$-	$(32,381)
Net cash provided by (used in) financing activities	$7,147,653	$6,653,892	$931,164
Net increase (decrease) in cash and cash equivalents	$1,772,449	$403,343	$(235,087)
Effect of foreign currency translation on cash and cash equivalents	$(18,104)	$(35,551)	$839
Cash and cash equivalents at the beginning of year	$497,993	$130,201	$364,449
Cash and cash equivalents at the end of year	$2,252,338	$497,993	$130,201

Operating Activities

Net cash used in operating activities amounted to $5,118,623 for the year ended September 30, 2025, mainly comprising a net loss of $1,998,372, an increase in deposits and other current assets, net of $6,101,963 offset by a decrease in prepayment of $2,652,616.

Net cash used in operating activities amounted to $6,250,549 for the year ended September 30, 2024, due to (i) net loss from operation and (ii) increase in contract cost and prepayment.

Net cash used in operating activities amounted to $1,133,900 for the year ended September 30, 2023, due to net loss from operation.

Investing Activities

Net cash used in investing activities amounted to $256,581 for the year ended September 30, 2025 representing the purchase of property and equipment amounting $256,581 during the year ended September 30, 2025.

We did not have any investing activities in the year ended September 30, 2024.

Net cash used in investing activities amounted to $32,381 for the year ended September 30, 2023 representing the purchase of property and equipment amounting $12,335 and intangible assets amounting $20,046 during the year ended September 30, 2023.

Financing Activities

Net cash provided by financing activities amounted to $7,147,653 for the year ended September 30, 2025, primarily consisted of net effect of net proceeds from issue of shares of $7,131,088.

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

The following table summarizes our contractual obligations as of September 30, 2025:

	For the Year Ended September 30, 2025
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease (1)	$132,485	$60,575	$71,910	$-	$-

(1) We lease offices which are classified as operating leases in accordance with Topic 842. As of September 30, 2025, our future lease payments totalled $141,855.

C. Research and development, patents and licenses

Capital Expenditures

For the year ended September 30, 2025, we purchased $323,934 of property and equipment.

For the year ended September 30, 2024, we did not incur any capital expenditures.

For the year ended September 30, 2023, we purchased $12,335 of property and equipment and $20,046 of intangible asset, use in our operations.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended September 30, 2025, 2024 and 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of September 30, 2025, no impairment of long-lived assets was recognized.

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

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statement of operations and comprehensive (loss) income and statement of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Directors and Executive Officers	Age	Position/Title
Bun Kwai	47	Chief Executive Officer, Director and Chairman of the Board
Wing Kam (Eric) Yeung	43	Chief Financial Officer
Ka Yee Chong	42	Director of the Board
Kui Hung (Johnny) Hui	47	Independent Director
Yung Shan Hsiao	31	Independent Director
Kwok Wai Lui	36	Independent Director

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

Mr. Ka Yee Chong was appointed as a director of the Board on June 30, 2025. Mr. Chong has over 9 years of finance related experience. Since March, 2023, Mr. Chong has been an independent non-executive director and chairman of the audit committee of OCI International holdings Ltd. (Hong Kong listed stock code: 329). From November, 2020 to October, 2021, Mr. Chong was the chief executive officer of CSFG International Securities Limited and director and responsible officer of CSFG International Asset Management Limited, both belonging to China Shandong Hi-Speed Financial Group (Hong Kong listed stock code: 412). From March 2017 to July 2020, Mr. Chong was the group executive vice president of Mason Group Holdings Limited (Hong Kong listed stock code: 273). He was the director from June 2017 to July 2020, and chairman of risk management committee from October 2019 to July 2020, of Shengang Securities Company Limited. He was the chief executive officer from June 2017 to July 2020, and deputy chief executive officer and head of leverage and acquisition finance from August 2016 to June 2017, of Mason Securities Limited. Mr. Chong graduated from the University of Melbourne in 2004, and has been member of CPA Australia since 2022, and a CFA Charter holder since 2011

Mr. Kui Hung (Johnny) Hui was appointed as a director of the Board on April 18, 2024. Mr. Hui served as Regional Sales Director – North Asia for Splunk, Inc. from 2022 to April 2023. Mr. Hui was Senior Sales Director, Enterprise & Public Sector of Cisco Hong Kong from 2018 to 2021 and the associate director for Hong Kong & Macau regions of Alibaba Cloud Hong Kong from 2017 to 2018. Mr. Hui was the head of sales for strategic account of government, media & enterprise for Akamai Hong Kong Limited from 2013 to 2017 and was a manager of Health & Public Service of Accenture from 2021 to 2013. Mr. Hui received his Bachelor of Science degree in Computer Networks of Middlesex University in London in 2006.

Ms. Hsiao has over 10 years of progressive experience in finance and accounting, with a background spanning financial advisory services, real estate conglomerate operations and private equity. Since December 2023, Ms. Hsiao has served as financial controller of Tight Core Limited, where she oversees financial reporting, budgeting, forecasting, cash flow management, internal controls and financial policy matters, and provides strategic financial analysis to senior management and the board. From April 2021 to September 2023, she served as finance manager of GCC Holdings Limited, a real estate conglomerate group, where she was responsible for the full-cycle finance function, including consolidated financial reporting, management accounts, treasury operations and annual budgeting and forecasting. From May 2016 to February 2021, she served as accounting assistant manager at Pauno Financial Advisory Company Limited, where she assisted with financial advisory and market research engagements for listed company clients, including financial analysis, due diligence support and regulatory reporting. Ms. Hsiao received her diploma from Nan Chiang Industrial & Commercial Senior High School.

Mr. Kwok Wai Lui, is a director of various subsidiaries of OCI International and the managing director and responsible officers of OCI Asset Management Company Limited, an indirectly wholly owned subsidiary of the OCI International. He manages SFC Type 1, Type 4 and Type 9 regulated activities and also acts as the overall management oversight and the manager-in-charge of key business line functions. Mr. Lui focuses on company management, fund investment & capital market area, and business development. Mr. Lui has extensive experience in capital market and corporate finance. Mr Lui has served as a non-executive director of Wan Kei Group Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 1718) since January 2024. Mr. Lui, was appointed as the vice president of OCI International Holdings Limited (“OCI International”), a company listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 329), since November 2020. Mr. Lui also served as a non-executive director of China International Development Corporation Limited, a company listed on the Main Board of the Stock Exchange (stock code: 264), from February 2017 to March 2018. He served as the senior vice president of the leverage & acquisition finance division of Mason Securities Limited from October 2016 to July 2020. Mr. Lui was responsible for margin finance, general offer finance, merge & acquisition projects, asset management, advising on securities trading and funds investment, as well as issuance of investment research report. Mr. Lui also served as non-executive director of China International Development Corporation Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 264), from February 2017 to March 2018. Mr. Lui obtained a bachelor’s degree of Science in Engineering (Environmental Engineering) from the University of California, San Diego in 2013.

Family Relationships

There is no family relationship among any of our directors or executive officers.

B. Compensation.

For the years ended September 30, 2025, 2024 and 2023, we paid $257,005, $244,739 and $181,787 to our directors and executive officers for their services during the years ended September 30, 2025, 2024 and 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiaries are required by law to make contributions Mandatory Provident Fund (MPF) for each employee.

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

Clawback Policy

In connection with the IPO, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended September 30, 2025, we have not sought any recoupment of incentive compensation of the Covered Executives.

C. Board Practices.

Our board of directors currently consists of five directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. We have a majority of independent directors serving on our board of directors. Although as a foreign private issuer we are permitted to follow the corporate governance practice of the Cayman Islands, which does not require a majority of independent directors on our board, we elect to follow the NASDAQ corporate governance rules at this time.

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Yung-shan Hsiao, Kwok Wai Lui and Kui Hung (Johnny) Hui are members of our Audit Committee; Yung-shan Hsiao serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

We have determined that Yung-shan Hsiao possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Yung-shan Hsiao, Kwok Wai Lui and Kui Hung (Johnny) Hui are members of our Compensation Committee; Kwok Wai Lui serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

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

Nominating and Corporate Governance Committee

Yung-shan Hsiao, Kwok Wai Lui and Kui Hung (Johnny) Hui are members of our Corporate Governance and Nominating Committee; Kui Hung (Johnny) Hui serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Yung-shan Hsiao, LUI Kwok Wai and Kui Hung (Johnny) Hui are “independent directors” as defined by NASDAQ.

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

D. Employees.

As of the date of this Report, we had 26 employees, respectively. The following table sets forth the breakdown of our employees as of the date of this annual report, by function:

Category	Number of Employees	Percentage of workforce
Sales and Marketing	4	14%
Creativity Production	16	62%
Technology, Research & Development	3	12%
Finance & Accounting	3	12%
Total	26	100%

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

The address of our directors and executive officers is Workshop 9, 11/F, Kodak House II, 39 Healthy Street East, Hong Kong.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Aggregate Voting Power
Directors and Executive Officers:	Number	%	Number	%	%(2)

Bun Kwai (1)	-	-	8,254,500	100%	77.13%
Wing Kam (Eric) Yeung	-	-	-
Ka Yee Chong	-	-	-
Yung-shan Hsiao	-	-	-
Kui Hung (Johnny) Hui	-	-	-
Kwok Wai Lui	-	-	-
All directors and executive officers as a group (6 individuals)	-	-	8,254,500	100%	77.13%

5% or Greater Shareholders:
Fortune Wings Ventures Limited (1)	-	-	8,254,500	100%	77.13%

Note(s):

(1)	Represents 8,254,500 Class B Ordinary Shares owned by Fortune Wings ventures Limited. Mr. Bun Kwai, Chairman of our Board and Chief Executive Officer of the Company, is the sole director and shareholder of Fortune Wings Ventures Limited. The registered address of Fortune Wings Ventures Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Applicable percentage of ownership is based on 8,254,500 Class B Ordinary Shares outstanding as of the date of this annual report. Each Class B Ordinary Share shall be entitled to twenty (20) votes per share.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

The table below sets forth related party transaction as of September 30, 2025 and 2024:

		As of September 30,
		2025	2024
Due to related parties consist of the following:
Mr. Bun Kwai	Due to shareholders	$31,199	$14,649
Mr. Bun Kwai	Accrued liabilities and other payables	-	10,940
Mr. Chun San Leung(1)	Accrued liabilities and other payables	-	2,124
Mr. Pak Lun Patrick Au(1)	Accrued liabilities and other payables	-	7,723
Total		$31,199	$35,436

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the years ended
	September 30,
	2025	2024	2023

Salary to Mr. Bun Kwai	$-	130,629	$118,078
Salary to Mr. Chun San Leung(1)	-	25,357	13,273
Salary to Mr. Pak Lun Patrick Au(1)	-	88,753	50,436
Service fee to Cubic Creation Limited(2)	-	-	45,192
Purchase of intangible asset from Mr. Bun Kwai	-	-	20,046
Repayments to MSB Infinitus Limited(3)	-	1,219,447	-
Total	$-	1,464,186	$247,025

(1) Mr. Chun San Leung and Mr. Pak Lun Patrick Au are the directors of QMMM Holdings Limited. Mr. Chun San Leung and Mr. Pak Lun Patrick Au were resigned on June 30, 2025 and February 14, 2025. Mr. Ka Yee Chong appointed as the directors of QMMM Holdings Limited on June 30, 2025.

(2) Cubic Creations Limited is fully owned by Mr. Chun San Leung.

(3) MSB Infinitus Limited is the sole shareholder of Lasting Success Holdings Limited which is a shareholder of the Company. On October 28, 2024, MSB Infinitus Limited disposed all its shares in Lasting Success Holdings Limited to Ms. Stella Lo. MSB Infinitus Limited is not a related party to QMMM Holdings Limited thereafter.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this annual report, our authorized share capital is USD50,000.00 divided into 490,000,000 Class A Ordinary Shares of par value USD0.0001 each and 10,000,000 Class B Ordinary Shares of par value USD0.0001 each (collectively, the “Ordinary Shares”). As of the date of this annual report, 48,951,842 Class A Ordinary Shares and 8,254,500 Class B Ordinary Shares were issued.

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

Voting Rights. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

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

E. Taxation.

The following discussion of material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

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

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

Based upon that evaluation, our management has concluded that, as of September 30, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of September 30, 2025. The material weaknesses identified related to (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of September 30, 2025. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions. Our management intend to take the necessary steps to remediate the underlying causes of the material weaknesses, including (i) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (ii) Hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where management can improve their overall internal control over financial reporting function, and to assist the Company in implementing improvements where necessary; (iii) clearly define the roles and responsibilities of individuals involved in the review and approval process to ensure adequate segregation of duties; and (iv) set up a formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yung Shan Hsiao qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The Company incurred $82,400, $140,000 and $400,000 for the annual audit of our financial statements for the year ended September 30, 2025 with J&S Associate PLT, EliteCPA P.C. and GGF CPA LTD, respectively.

The Company incurred $150,000 for the annual audit of our financial statements for the year ended September 30, 2024 with WWC, P.C..

Audit-Related Fees

The Company incurred $105,000 for audit-related fees with WWC, P.C. for the year ended September 30, 2025.

The Company did not incur any audit-related service fees for the year ended September 30, 2024.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 29, 2025, our board of directors resolved not to reappoint WWC, P.C. (“WWC”) as our independent accountants. We informed WWC of this determination on July 29, 2025, which was effective July 29, 2025. The Company would like to extend sincere appreciation to WWC for its dedication throughout the years.

WWC, P.C. has rendered reports on our consolidated financial statements since the year ended September 30, 2022. During the fiscal years ended September 30, 2022, 2023 and 2024 through the date of this form 6-K, WWC has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements.

None of the reportable events described under Item 16F(a)(1)(v) of Form 20-F occurred within period of the engagement of WWC.

We have engaged J&S Associate PLT (“J&S”) as our independent registered public accounting firm, effective July 29, 2025. The decision to engage J&S as our independent registered public accounting firm was approved by our board of directors.

On December 12, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of QMMM Holdings accepted the resignation of J&S Associate PLT (“J&S”) as its independent registered public accounting firm, effective immediately. J&S had served as the Company’s independent registered public accounting firm since July 29, 2025. On December 17, 2025, the Audit Committee approved the appointment of EliteCPA P.C. (“EliteCPA”) as QMMM Holdings’ independent registered public accounting firm, effective immediately. The services previously provided by J&S will be provided by EliteCPA, effective as of December 17, 2025.

Since J&S’ appointment on July 29, 2025 and up to December 12, 2025, J&S has not issued any report on the financial statements of QMMM Holdings and has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to J&S’ satisfaction, would have caused J&S to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. During the years ended September 30, 2024, 2023 and 2022 and through December 12, 2025, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted J&S with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended September 30, 2024, 2023 and 2022 and through December 22, 2025, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted EliteCPA with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

On June 5, 2026, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of QMMM Holdings accepted the resignation of EliteCPA P.C. (“EliteCPA”) as its independent registered public accounting firm, effective immediately. EliteCPA had served as the Company’s independent registered public accounting firm since December 17, 2025. On June 5, 2026, the Audit Committee approved the appointment of GGF CPA LTD (“GGF”) as QMMM Holdings’ independent registered public accounting firm, effective immediately. The services previously provided by EliteCPA will be provided by GGF, effective as of June 5, 2026.

Since EliteCPA’s appointment on December 17, 2025 and up to June 5, 2026, EliteCPA has not issued any report on the financial statements of QMMM Holdings and has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to EliteCPA’s satisfaction, would have caused EliteCPA to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. During the years ended September 30, 2024, 2023 and 2022 and through June 5, 2026, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted EliteCPA with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors adopted, insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees and their respective family members of the Company that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. Our board of directors adopted, a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this Annual Report.

ITEM 16K. CYBERSECURITY RISK MANAGEMENT AND STRATEGY

The Company uses a third-party information technology service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance, and reporting cybersecurity risks. As of the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board considers cybersecurity risk as a critical part of its risk oversight function and is responsible for the oversight of cybersecurity and other information technology risks. The board oversees management’s implementation of our cybersecurity risk management program. The board receives periodic updates of our cybersecurity risks and controls from our Chief Financial Officer (CFO). In addition, the CFO updates the board, as necessary, regarding cybersecurity incidents they consider significant. The board also monitors the cyber risk management program. On the management team, our CFO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and the CFO is assisted in this regard by our information technology team. Our CFO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with information technology team members and external consultants, and information and alerts obtained from governmental, public or private sources.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-287066), as amended, initially filed with the U.S. Securities and Exchange Commission on May 8, 2025)

2.1*	Description of Registrant’s Securities

2.2**	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-287066), as amended, initially filed with the U.S. Securities and Exchange Commission on May 8, 2025)

4.1**	Employment Agreement by and between Bun Kwai and the Company dated June 15, 2023 (incorporated herein by reference to Exhibit 4.1 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

4.2**	Employment Agreement by and between Eric Yeung and the Company dated June 15, 2023 (incorporated herein by reference to Exhibit 4.2 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

4.3**	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 4.3 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

4.4**	Form of Director Agreement by and between the Company and its independent directors (incorporated herein by reference to Exhibit 4.4 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

8.1**	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

11.2*	Insider Trading Policies

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1**	Letter of WWC, P.C. dated July 29, 2025 (incorporated herein by reference to Exhibit 16.1 of the Company’s Form 6-K furnished to the SEC on July 29, 2025)

16.2**	Letter from J&S Associate PLT dated December 17, 2025 (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on December 22, 2025)

16.3**	Letter from EliteCPA P.C. dated June 5, 2026 (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on June 10, 2026)

23.1*	Consent of WWC, P.C.

23.2*	Consent of GGF CPA LTD

97.1**	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, filed with the U.S. Securities and Exchange Commission on January 27, 2025)

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended September 30, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QMMM Holdings Limited

Date: September 9, 2026	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer

QMMM HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Stockholders of

QMMM Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QMMM Holdings Limited (“the Company”), as of September 30, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity (deficit) and cash flows for the year September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/GGF CPA LTD

We have served as the Company’s auditor since 2026.

Guangzhou, China

PCAOB NO: 2729

September 9, 2026

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of

QMMM Holdings Limited

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

January 27, 2025

QMMM HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars, except for number of shares)

	As of
	September 30, 2025	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$2,252,338	$497,993
Accounts receivable, net	448,500	266,379
Contract costs	-	440,330
Prepayment	1,863,444	3,347,677
Deposits and other current assets, net	6,181,371	51,083
Total current assets	10,745,653	4,603,462

Non-current assets:
Property and equipment, net	334,243	22,297
Intangible assets, net	4,804	14,206
Prepayment	-	1,179,873
Operating lease right-of-use assets, net	133,048	154,254
Total non-current assets	472,095	1,370,630

TOTAL ASSETS	$11,217,748	$5,974,092

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	92,907	-
Contract liabilities	$42,771	$1,673
Due to shareholders	31,199	14,649
Operating lease liabilities, current	60,575	154,254
Income tax payable	167,862	152,740
Accrued liabilities and other payables	333,932	344,031
Accrued liabilities and other payables – related parties	-	20,787
Total current liabilities	729,246	688,134

Non-current liabilities:
Operating lease liabilities, non-current	71,910	-
Total non-current liabilities	71,910	-

TOTAL LIABILITIES	$801,156	$688,134

SHAREHOLDERS’ EQUITY
Ordinary share, US$0.0001 par value; 500,000,000 shares authorized, Nil and 17,206,342 shares issued and outstanding as of September 30, 2025 and 2024, respectively	$-	$1,721
Class A Ordinary shares (US$0.0001 par value per share; 490,000,000 and Nil shares authorized as of September 30, 2025 and 2024; 48,951,842 and Nil shares issued and outstanding as of September 30, 2025 and 2024, respectively)	4,896	-
Class B Ordinary shares (US$0.0001 par value per share; 10,000,000 and Nil shares authorized as of September 30, 2025 and 2024; 8,254,500 and Nil shares issued and outstanding as of September 30, 2025 and 2024, respectively)	825	-
Additional paid in capital	14,931,956	7,804,868
Accumulated deficits	(4,512,119)	(2,513,747)
Accumulated other comprehensive loss	(8,966)	(6,884)
Total Shareholders’ Equity	10,416,592	5,285,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,217,748	$5,974,092

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US Dollars, except for number of shares)

	For the Years Ended September 30,
	2025	2024	2023

Revenues	$1,954,976	$2,698,229	$2,807,909
Cost of revenues	(1,923,552)	(2,283,233)	(2,132,251)
Cost of revenues - related parties	-	-	(45,192)
Gross profit	31,424	414,996	630,466

Operating expenses
Selling and marketing expenses	(168,303)	(325,075)	(4,396)
General and administrative expenses	(1,891,840)	(1,655,004)	(1,930,439)
Total operating expenses	(2,060,143)	(1,980,079)	(1,934,835)

Operating loss	(2,028,719)	(1,565,083)	(1,304,369)

Other income/(expenses), net
Other income	76	-	182
Exchange gain, net	34,423	-	-
Government grants	-	640	23,522
Interest income	1,682	1,942	1,851
Interest expense	(5,834)	(17,697)	(8,847)
Total other income/(expenses), net	30,347	(15,115)	16,708

Loss before taxes	(1,998,372)	(1,580,198)	(1,287,661)

Provision for income taxes	-	-	(3,568)

Net loss	$(1,998,372)	$(1,580,198)	$(1,291,229)

Other comprehensive (loss)/income
Foreign currency translation adjustment	(2,082)	(9,847)	861
Total comprehensive loss	$(2,000,454)	$(1,590,045)	$(1,290,368)

Loss per share – basic and diluted	(0.07)	(0.10)	(0.09)
Basic and diluted weighted average shares outstanding	28,165,246	15,425,389	15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in US Dollars, except for number of shares)

	Ordinary Shares		Class A		Class B		Additional paid-in	Accumulated	Accumulated other comprehensive	Total QMMM Holdings Shareholders’
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	income (loss)	equity
Balance, September 30, 2023	15,000,000	1,500					13,500	(933,549)	2,963	(915,586)
Issue of new shares	2,206,342	221					7,791,368			7,791,589
Net loss								(1,580,198)		(1,580,198)
Foreign currency translation adjustment									(9,847)	(9,847)
Balance, September 30, 2024	17,206,342	1,721	-	-	-	-	7,804,868	(2,513,747)	(6,884)	5,285,958
Re-designation of authorized ordinary shares(1)	(17,206,342)	(1,721)	8,951,842	896	8,254,500	825				-
Issuance of 40,000,000 ordinary shares			40,000,000	4,000			7,996,000			8,000,000
Underwriting fee							(480,000)			(480,000)
Other offering-related expenses							(388,912)			(388,912)
Net loss								(1,998,372)		(1,998,372)
Foreign currency translation adjustment									(2,082)	(2,082)
Balance, September 30, 2025	-	-	48,951,842	4,896	8,254,500	825	14,931,956	(4,512,119)	(8,966)	10,416,592

The accompanying notes are an integral part of these consolidated financial statements.

QMMM HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	For the Years Ended September 30,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,998,372)	$(1,580,198)	$(1,291,229)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	12,510	23,921	22,818
Amortization of intangible assets	9,364	10,469	10,438
Amortization of operating lease right-of-use assets	159,171	172,603	171,339
Provision for/(Reversal of) credit loss	4,175	(29,013)	21,228
Changes in assets and liabilities:
Accounts receivable	(186,368)	285,306	(75,884)
Contract costs	438,889	(438,125)	171,649
Prepayment	2,652,616	(4,504,878)	-
Deposits and other current assets	(6,101,963)	2,400	(1,194)
Accounts payable	92,741	(6,961)	(25,217)
Contract liabilities	41,027	(6,301)	(246,795)
Accrued liabilities and other payables	(98,004)	28,804	294,681
Operating lease liabilities	(159,732)	(172,560)	(175,921)
Income tax payable	15,323	(36,016)	(9,813)
Net cash used in operating activities	(5,118,623)	(6,250,549)	(1,133,900)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(256,581)	-	(12,335)
Purchase of intangible assets	-	-	(20,046)
Net cash used in investing activities	(256,581)	-	(32,381)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans		-	(212,340)
Net proceeds from issuance of shares	7,131,088	7,791,589	-
Deferred IPO cost	-	87,750	(87,750)
Proceeds from/(Repayment to) shareholders	16,565	(1,225,447)	1,231,284
Net cash provided by financing activities	7,147,653	6,653,892	931,194

Net increase in cash and cash equivalents	1,772,449	403,343	(235,087)
Effect of foreign currency translation on cash and cash equivalents	(18,104)	(35,551)	839
Cash and cash equivalents, beginning of year	497,993	130,201	364,449
Cash and cash equivalents, end of year	$2,252,338	$497,993	$130,201

Supplementary cash flow information:
Taxes (refunded)/paid	$(15,323)	$33,590	$14,050
Interest paid	$-	$-	$2,483
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$138,231	$-	$354,671

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

As of September 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

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

On March 21, 2025, the shareholders of the Company approved the re-designation of the authorized ordinary shares to Class A ordinary shares and Class B ordinary shares. The Company was authorized to issue a maximum number of (i) 490,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.0001 each. The rights of Class A and Class B ordinary shares are essentially identical, except for voting rights: each Class A ordinary share carries one vote, while each Class B ordinary share carries twenty votes. Holders of Class B ordinary shares may voluntarily convert their shares into Class A ordinary shares on a 1:1 basis at any time, whereas conversion in the opposite direction is not permitted. In connection with this reclassification, the Company exchanged 8,254,500 Class A ordinary shares held by certain shareholders for an equivalent number of Class B ordinary shares on a 1:1 basis. This transaction was accounted for as a recapitalization, resulting in a reclassification within shareholders’ equity, with no impact on the Company’s total stockholders’ equity or net income.

On June 18, 2025, The Company issued 40,000,000 Class A ordinary shares at a price of $0.2 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000 prior to deducting underwriting discounts, commission and offer-related expenses.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Translation of amounts from HKD into USD has been made at the following exchange rates:

	September 30, 2025	September 30, 2024
Year-end $: HK$ exchange rate	7.7809	7.7693
Year average $: HK$ exchange rate	7.7948	7.8084

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

Other current assets, net, primarily consists of refunds from third parties. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

As of September 30, 2025 and 2024, the Company made $101 and $540 allowance for expected credit loss for deposit and other current assets, respectively.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the property and equipment are as follows:

Leasehold improvements	Over the lease period
Furniture and fixtures	4 years
Office equipment	4 years
Motor vehicle	5 years

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

The estimated useful lives of major intangible assets are as follows:

Website	4 years
Patent	3.5 years

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2025 and 2024, no impairment of long-lived assets was recognized.

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

As of September 30, 2025 and September 30, 2024, there were approximately $133,048 and $154,254 right of use (“ROU”) assets and approximately $132,485 and $154,254 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.25% (2024: 5.875%) plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.75% (2024: 7.375%).

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

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance for expected credit loss when necessary. The allowance for expected credit loss is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance for expected credit loss after all means of collection have been exhausted and the likelihood of collection is not probable. As of September 30, 2025 and 2024, the Company recognized $16,109 and $20,322 allowance for expected credit loss for accounts receivable, respectively.

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

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the years ended September 30, 2025, 2024 and 2023, no impairment loss was recognized.

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

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The details of revenue and cost of revenue of the Company is as follows:

	For the years ended September 30,
	2025	2024	2023
Revenue	1,954,976	2,698,229	2,807,909
Cost of Revenue	(1,923,552)	(2,283,233)	(2,177,443)
Gross Profit	$31,424	$414,996	$630,466
Gross Profit Margin	1.6%	15.4%	22.5%

Government Grant

Government grants as the compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company during the COVID-19 pandemic. Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were nil, $640 and $23,522, for the years ended September 30, 2025, 2024 and 2023, respectively from the Hong Kong SAR Government.

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

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the period is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

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

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the year ended September 30, 2025, 2024 and 2023.

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

Recent Accounting Standards

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

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statement of operations and comprehensive (loss) income and statement of cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	September 30, 2025	September 30, 2024

Accounts receivable	$464,609	$286,701
Less: allowance for expected credit loss	(16,109)	(20,322)
Accounts receivable, net	$448,500	$266,379

The movement of allowances for expected credit loss is as follow:

	As of
	September 30, 2025	September 30, 2024

Balance at beginning of the year	$20,322	$49,573
Provision (reversal of)	(4,213)	(29,251)
Ending balance	$16,109	$20,322

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 4 – CONTRACT COSTS

Contract costs consist of the following:

	As of
	September 30, 2025	September 30, 2024

Balance at the beginning of year	$440,330	$-
Additions	50,123	1,206,379
Recognized to cost of revenue during the year	(489,796)	(766,049)
Exchange Rate Translation	(657)	-
Balance at the end of year	$-	$440,330

NOTE 5 – PREPAYMENT

Prepayment consist of the following:

	As of
	September 30, 2025	September 30, 2024

Development of Enterprise Resources Planning System(1)	$1,850,000	$1,857,310
Prepaid marketing expenses(2)	-	2,670,240
Office reinstatement	12,356	-
Prepaid management fee	1,088	-
Total	$1,863,444	$4,527,550
Less: Amount classified as non-current assets	-	(1,179,873)
Amount classified as current assets	$1,863,444	$3,347,677

(1)	On July 15, 2024, the Company entered into a contract with a third party for the development and maintenance of a customized enterprise resource planning (“ERP”) system for total consideration of $1,850,000. On February 10, 2025, the parties entered into a supplemental agreement specifying the system’s features. As of September 30, 2025, the system remained incomplete and, accordingly, had not been recognized as an intangible asset.

(2)	On July 15, 2024, the Company entered into a contract with a third party for one year of marketing services, including investor relations, media coverage, advertising and social media monitoring, production of marketing materials, and translation services, for total consideration of $2,500,000. On August 1, 2024, the parties entered into a supplemental agreement extending the term to two years and increasing the total consideration to $2,969,000. As of September 30, 2024, the amount paid under the contracts was recorded as prepayments. On May 14, 2025, the contracts were terminated by mutual agreement, and the third party agreed to refund $2,500,000 to the Company. As of September 30, 2025, the $2,500,000 refund receivable was recorded as other current assets.

NOTE 6 – DEPOSITS AND OTHER CURRENT ASSETS, NET

Deposits and other current assets, net consist of the following:

	As of
	September 30, 2025	September 30, 2024

Deposit for acquisition of digital assets(1)	$2,993,619	$-
Refund for acquisition of an advertisement company(2)	552,205	-
Refund for marketing expenses(3)	2,500,000	-
Deposits	51,547	51,623
Other current assets, net	84,101	-
Less: allowance for expected credit loss	(101)	(540)
	$6,181,371	$51,083

(1)	On April 6, 2025, the Company entered into an agreement with a third party for an acquisition of digital assets. The Company paid $3,000,000 as a deposit.

(2)	On May 29, 2025, the Company entered into an agreement with a third party to acquire an advertising company and paid an initial deposit of $1,053,000 on June 25, 2025. On July 28, 2025, the parties mutually agreed to terminate the agreement and the third party agreed to provide a full refund of the deposit. As of September 30, 2025, $546,069 of the refund remained outstanding.

(3)	Please refer to (2) under Note 5 – Prepayment.

The movement of allowances for expected credit loss is as follow:

	As of
	September 30, 2025	September 30, 2024

Balance at beginning of the year	$540	$56
Provision (reversal of)	(439)	484
Ending balance	$101	$540

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	September 30, 2025	September 30, 2024
At cost:
Decoration	$324,512	$-
Office equipment	108,922	$161,937
Fixture and fittings	3,856	100,085
Motor vehicle	52,629	52,294
Exchange adjustment	-	2,488
	489,919	316,804
Less: accumulated depreciation	(155,676)	(294,507)
Total	$334,243	$22,297

Depreciation expense for the years ended September 30, 2025, 2024 and 2023 was $12,510, $23,921 and $22,818, respectively.

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	September 30, 2025	September 30, 2024
At cost:
Website	$21,848	$21,709
Patent	20,177	$20,048
Exchange adjustment	-	$331
Less: accumulated amortization	(37,221)	$(27,882)
Total	$4,804	$14,206

Amortization expense for the years ended September 30, 2025, 2024 and 2023 was $9,364 and $10,469 and $10,438, respectively.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 9 – CONTRACT LIABILITIES

Contract liabilities consists of the following:

	As of
	September 30, 2025	September 30, 2024

Balance at beginning of year	$1,673	$7,943
Additions	2,015,317	858,595
Recognized to revenue during the year	(1,974,219)	(864,865)
Balance at the end of year	$42,771	$1,673

Contract liabilities represent the payment advanced from customers.

NOTE 10 – LEASES

The Company has an operating lease for office space. The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) 5.250% plus Margin 1.500% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.750%.

As of September 30, 2025 and 2024, the right-of-use assets totalled $133,048 and $154,254, respectively.

As of September 30, 2025 and 2024, lease liabilities consist of the following:

	As of
	September 30, 2025	September 30, 2024

Operating lease liabilities – current portion	$60,575	$154,254
Operating lease liabilities – non-current portion	71,910	-
Total	$132,485	$154,254

During the years ended September 30, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $159,171 and $172,603 and $171,339, respectively.

Other lease information is as follows:

	September 30, 2025	September 30, 2024

Weighted-average remaining lease term – operating leases	23 months	10 months
Weighted-average discount rate – operating leases	6.63%	7.38%

The following is a schedule of future minimum payments under operating leases as of September 30, 2025:

September 30,
2025

Year ending September 30, 2025	67,550
Year ending September 30, 2026	74,305
Total undiscounted lease obligations	141,855
Less: imputed interest	(9,370)
Lease liabilities recognized in the consolidated balance sheet	$132,485

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 10 – LEASES (CONTINUED)

The following table represents the cash lease payments included in the measurement of lease liabilities for the years ended September 30, 2025 and 2024.

	For the years ended September 30,
	2025	2024

Cash paid for amounts included in the measurement of lease liabilities	$213,214	$190,257

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of
	September 30, 2025	September 30, 2024
Accrued salary	$135,386	$130,824
Amount due to third parties(1)	198,546	213,207
Total	$333,932	$344,031

(1)	Amount due to third parties mainly consisted of accruals for decoration and company secretary for the year ended September 30, 2025 and audit fee and rent for the year ended September 30, 2024.

NOTE 12 – EQUITY

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

On March 21, 2025, the shareholders of the Company approved the re-designation of the authorized ordinary shares to Class A ordinary shares and Class B ordinary shares. The Company was authorized to issue a maximum number of (i) 490,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 10,000,000 Class B ordinary shares of a par value US$0.0001 each. The rights of Class A and Class B ordinary shares are essentially identical, except for voting rights: each Class A ordinary share carries one vote, while each Class B ordinary share carries twenty votes. Holders of Class B ordinary shares may voluntarily convert their shares into Class A ordinary shares on a 1:1 basis at any time, whereas conversion in the opposite direction is not permitted. In connection with this reclassification, the Company exchanged 8,254,500 Class A ordinary shares held by certain shareholders for an equivalent number of Class B ordinary shares on a 1:1 basis. This transaction was accounted for as a recapitalization, resulting in a reclassification within shareholders’ equity, with no impact on the Company’s total stockholders’ equity or net income.

On June 18, 2025, The Company issued 40,000,000 Class A ordinary shares at a price of $0.2 per share. The aggregate gross proceeds from the Offering amounted to $8,000,000 prior to deducting underwriting discounts, commission and offer-related expenses. Upon the completion of the Offering, 48,951,842 Class A Ordinary Shares and 8,254,500 Class B Ordinary Shares are issued and outstanding.

NOTE 13 – EMPLOYEE BENEFIT PLANS

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

(Stated in US Dollars)

NOTE 14 – PROVISION FOR INCOME TAXES

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

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million. The following tables provide the reconciliation of the difference between the statutory and effective tax expenses for the years ended September 30, 2025, 2024 and 2023.

	For the years ended September 30,
	2025	2024	2023

Loss before tax expenses	$(1,998,372)	$(1,580,198)	$(1,287,661)
Tax expenses at the Cayman Islands statutory income tax rate	-	-	-
Income taxes computed at Hong Kong Profits Tax rate	(329,731)	(260,732)	(212,464)
Tax allowance at the statutory tax rates	(9,968)	(1,008)	(6,401)
Tax effect on non-assessable income(1)	(278)	(5,214)	(1,519)
Tax effect on non-deductible expenses	71,901	124,712	222,184
Tax effect on tax losses not recognized	273,043	147,013	5,336
Tax effect on utilization of tax losses	(4,967)	(4,771)	-
Tax effect on over-provision of income tax	-	-	-
Tax effect of two-tier tax rate	-	-	(3,568)
Income taxes	$-	$-	$3,568

(1)	Income that is not taxable mainly consisted of interest income for the year ended September 30, 2025 and government frants for the years ended September 30, 2024 and 2023, both of which are non-taxable under Hong Kong profits tax law.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 14 – PROVISION FOR INCOME TAXES (CONTINUED)

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023:

	For the years ended September 30,
	2025	2024	2023

Cayman Islands statutory tax rate	0.0%	0.0%	0.0%
HK SAR statutory tax rate	16.5%	16.5%	16.5%
Tax allowance	0.5%	0.1%	0.5%
Non-assessable income	0.0%	0.3%	0.1%
Non-deductible expenses	(3.6)%	(7.9)%	(17.3)%
Tax losses not recognized	(13.7)%	(9.3)%	(0.4)%
Utilization of tax losses	0.3%	0.3%	-
Two-tier tax rate	-	-	0.3%
Effective tax rate	$-	$-	(0.3)%

Deferred Tax Assets:

	As of September 30,
	2025	2024

Deferred Tax Assets:
Net operating loss carry forward	$454,491	$183,535
Lease liability	21,860	-
Net deferred tax liabilities offset	(31,758)	-
Valuation allowance	(444,593)	(183,535)
Net deferred tax assets	$-	$-

Deferred Tax Liabilities:

	As of September 30,
	2025	2024
Deferred Tax Liabilities:
Operating lease right-of-use assets	$(21,953)	$-
Property and equipment	(9,012)	-
Intangible assets	(793)	-
Deferred tax assets offset	31,758	-
Net deferred tax liabilities	$-	$-

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

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 15 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended
	September 30,
Customers	2025			2024				2023
	Amount	% of Total		Amount		% of Total		Amount		% of Total
A	$396,373	20.3%		$	*	*	%	$	*	* %
B	*	*	%		693,122	25.7%			*	* %
C	*	*	%		491,525	18.2%			592,240	21.1%
D	*	*	%		*	*	%		563,141	20.1%
E	*	*	%		*	*	%		307,255	10.9%
Total	$396,373	20.3%			$1,184,647	43.9%			$1,462,636	52.1%

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2025 and 2024:

	As of September 30,
Customers	2025		2024
	Amount	% of Total	Amount		% of Total
F	$112,455	24.2%	$	*	* %
A	100,617	21.7%		*	* %
D	96,390	20.7%		85,979	30.0%
G	*	* %		51,356	17.9%
C	*	* %		47,302	16.5%
Total	$309,462	66.6%		$184,637	64.4%

*	represetad the pecettag below 10%

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 15 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
Suppliers	2025		2024		2023
	Amount	% of Total	Amount	% of Total	Amount		% of Total
A	$543,833	28.3%	$239,896	10.5%	$	*	*	%
B	215,599	11.2%	*	* %		*	*	%
C	*	* %	332,975	14.6%		*	*	%
D	*	* %	*	* %		334,281	15.3%
Total	$759,432	39.5%	$572,871	25.1%		$334,281	15.3%

The following table sets forth information as to each supplier that accounted for 10% or more of accounts payable as of September 30, 2025 and 2024:

	As of September 30,
Suppliers	2025		2024
	Amount	% of Total	Amount		% of Total
A	$92,907	100.0%	$	*	*	%
Total	$92,907	100.0%	$	*	*	%

*	represetad the pecettag below 10%

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 16 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the year ended September 30, 2025 is $448,500.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other current assets

The Company assessed the impairment for its other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other current assets as of September 30, 2025 and 2024 is $101 and $540, respectively.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended September 30, 2025 and 2024 would have increased or decreased by approximately $22,523 and $4,980, respectively.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 16 – RISKS (CONTINUED)

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

NOTE 17 – RELATED PARTY TRANSACTIONS

The summary of amount due to related parties as the following:

		As of September 30,
		2025	2024
Due to related parties consist of the following:
Mr. Bun Kwai	Due to shareholders	$31,199	$14,649
Mr. Bun Kwai	Accrued liabilities and other payables	-	10,940
Mr. Chun San Leung(1)	Accrued liabilities and other payables	-	2,124
Mr. Pak Lun Patrick Au(1)	Accrued liabilities and other payables	-	7,723
Total		$31,199	$35,436

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

QMMM HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US Dollars)

NOTE 17 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	For the years ended
	September 30,
	2025	2024	2023

Salary to Mr. Bun Kwai	$-	$130,629	$118,078
Salary to Mr. Chun San Leung(1)	-	25,357	13,273
Salary to Mr. Pak Lun Patrick Au(1)	-	88,753	50,436
Service fee to Cubic Creation Limited(2)	-	-	45,192
Purchase of intangible asset from Mr. Bun Kwai	-	-	20,046
Repayments to MSB Infinitus Limited(3)	-	1,219,447	-
Total	$-	$1,464,186	$247,025

(1)	Mr. Chun San Leung and Mr. Pak Lun Patrick Au are the directors of QMMM Holdings Limited, Mr. Chun San Leung resigned on June 30, 2025 and Mr. Pak Lun Patrick Au resigned on February 14, 2025.

(2)	Cubic Creations Limited is fully owned by Mr. Chun San Leung.

(3)	MSB Infinitus Limited is the sole shareholder of Lasting Success Holdings Limited which is a shareholder of the Company. On October 28, 2024, MSB Infinitus Limited disposed all it’s shares in Lasting Success Holdings Limited to Ms. Stella Lo. MSB Infinitus Limited is not a related party to QMMM Holdings Limited thereafter.

NOTE 18 – SUBSEQUENT EVENTS

On September 26, 2025, the Company received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on September 29, 2025, through 11:59 p.m. EDT on October 10, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. On September 30, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

On June 17, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing its Form 20-F for the fiscal year ended September 30, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

On June 23, 2026, the Company confirmed the receipt of the Staff Determination and stated the Company’s intention for an appeal by requesting an oral hearing before the Nasdaq Hearings Panel under Rule 5815.

The Company has assessed all events from September 30, 2025, through September 9, 2026 which is the date that these consolidated financial statements are available to be issued. Except for the above, there are not any material subsequent events that require disclosure in these consolidated financial statements.

